As filed with the Securities and Exchange Commission on March 27, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________________

MONARCH COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	6035	04-3627031
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

375 North Willowbrook Road, Coldwater, Michigan 49036
(517) 278-4566

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_______________________________

John R. Schroll, President and Chief Executive Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036
(517) 278-4566

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________________

Please send copies of all communications to:

James S. Fleischer, PC
Michael R. Gartman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1700 Wisconsin Avenue, NW
Washington, DC 20007
(202) 295-4500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per shares	1,983,758 shares	$10.00	$19,837,500	$1,826(1)

(1) Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PROSPECTUS
Up to 1,983,750 Shares of Common Stock

MONARCH COMMUNITY BANCORP, INC.
(Proposed Holding Company for Monarch Community Bank, currently known as
Branch County Federal Savings and Loan Association)

       Branch County is converting from the mutual to the stock form of organization and changing its name to Monarch Community Bank. As part of the conversion, Branch County will issue all of its common stock to Monarch Community Bancorp. Monarch Community Bancorp has been formed to be the holding company for Branch County. We expect the common stock of Monarch Community Bancorp to be listed for trading on the Nasdaq Stock Market under the symbol "MCBF."

TERMS OF THE OFFERING

	Minimum	Maximum	Maximum, as adjusted

Per Share Price	$10.00	$10.00	$10.00
Number of Shares	1,275,000	1,725,000	1,983,750
Underwriting Commission and Other Expenses	$660,000	$660,000	$660,000
Net Proceeds	$12,090,000	$16,590,000	$19,178,000
Net Proceeds Per Share	$9.48	$9.62	$9.67

Please refer to "Risk Factors" beginning on page [___] of this document.

       Keefe, Bruyette & Woods, Inc. will use its best efforts to assist Monarch Community Bancorp in selling at least the minimum number of shares but does not guarantee that this number will be sold.

       The offering to depositors and borrowers of Branch County will end at 12:00 Noon, Coldwater, Michigan time, on [__________], 2002. Monarch Community Bancorp will hold all funds of subscribers in an interest-bearing savings account at Branch County until the conversion is completed or terminated. Funds will be returned promptly with interest if the conversion is terminated.

       These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

       Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       For information on how to subscribe, call the Stock Information Center at (517) [________].

KEEFE, BRUYETTE & WOODS, INC.

[_______________], 2002

[MAP of Registrant's market area to be produced here.]

SUMMARY

       This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements.

The Companies:

Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

       We are changing our name from Branch County Federal Savings and Loan Association of Coldwater to Monarch Community Bank. Monarch Community Bancorp will be the holding company for Monarch Community Bank when our conversion to stock form is complete. In this document, we refer to ourselves as Branch County. Monarch Community Bancorp was formed in March 2002 and has not engaged in any business.

       The following table shows our ownership structure after completing the conversion:

PUBLIC STOCKHOLDERS
100% of the common stock
MONARCH COMMUNITY BANCORP, INC.
100% of Monarch Community Bank common stock
MONARCH COMMUNITY BANK, NEW NAME FOR BRANCH COUNTY

Branch County Federal Savings and Loan Association of Coldwater
375 North Willowbrook Road
Coldwater, Michigan 49036

       We are a federal mutual savings association currently known as Branch County Federal Savings and Loan Association of Coldwater. At December 21, 2001, we had total assets of $168.7 million, deposits of $105.7 million and total retained earnings of $15.4 million. We are changing our structure by becoming a stock savings bank.

       We are a community-oriented savings bank serving primarily Branch and Hillsdale Counties in Michigan through five full service banking offices and one drive-through only office. We emphasize residential mortgage lending, including sub-prime loans, primarily originating one- to four-family mortgage loans. We also originate a wide variety of consumer loans and commercial loans.

The Stock Offering

       We are converting to stock form and offering common stock to the public primarily to better allow us to grow through expanded operations, as well as through increased branching and acquisitions. The stock form will also give us more flexibility to increase our capital position and to offer stock-based employee compensation. See "Branch County's Conversion - Our Reasons for the Corporate Change."

       We are offering between 1,275,000 and 1,725,000 shares of Monarch Community Bancorp at $10.00 per share. Because of changes in financial market conditions before we complete the conversion, the number of shares we offer may increase to 1,983,750 shares with the approval of the Office of Thrift Supervision and without any notice to you. If so, you will not have the chance to change or cancel your stock order.

       Keefe will assist us in selling the stock. For further information about Keefe's role in the offering, see "Branch County's Conversion - Marketing Arrangements."

How We Determined the Offering Range and the $10.00 Price Per Share

       The independent appraisal by RP Financial, LC., dated as of March 8, 2002, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in the conversion. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving conversions of mutual savings institutions. RP Financial will update the appraisal before the completion of the conversion.

Terms of the Offering

       We are offering the shares of common stock to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us on December 30, 2000.

(2)	The Monarch Community Bancorp employee stock ownership plan.

(3)	Depositors who held at least $50 with us on March 31, 2002.

(4)	Borrowers who continue as borrowers as of [____________], 2002 and depositors as of [___________], 2002.

(5)	Branch County's directors, officers and employees.

       Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. See pages [___] to [___].

Termination of the Offering

       The subscription offering will end at 12:00 Noon, Coldwater, Michigan time on [___________], 2002. If fewer than the minimum number of shares are subscribed for in the subscription offering and we do not get orders for at least the minimum number of shares by [45 days later], we will either:

(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)	extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. We must complete or terminate the offering by [__________], 2002.

How We Will Use the Proceeds Raised From the Sale of Common Stock

       We intend to use the net proceeds received from the stock offering, assuming completion of the offering at the maximum of the estimated offering range, as follows:

$ 6,915,000	Retained by Monarch Community Bancorp and initially placed in short-term investments for general corporate purposes
1,380,000	Employee stock ownership plan loan
8,295,000	Used to buy the stock of Branch County
$16,590,000	Net proceeds from stock offering

       We intend to use the proceeds at Branch County for future lending and investment, in addition to general corporate purposes.

We Currently Intend to Pay a Cash Dividend in the Future

       We currently plan to pay cash dividends in the future. However, the amount and timing of any dividends has not yet been determined. Based on our earnings history and the proceeds from the conversion, we believe we will have the financial ability to pay dividends, but future dividends are not guaranteed and will depend on our ability to pay them. We will not pay or take any steps to pay a tax-free dividend which qualifies as a return of capital for at least one year following the stock offering.

The Common Stock is Expected to be Listed for Trading on the Nasdaq Stock Market

       We expect our common stock to be listed for trading on the Nasdaq Stock Market under the symbol "MCBF." Our application to list our stock on the Nasdaq Stock Market is currently pending. However, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

Benefits to Management from the Offering

       We intend to establish the Monarch Community Bancorp employee stock ownership plan which will purchase 8% of the shares sold in this offering. A loan from Monarch Community Bancorp to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

       We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to shareholder approval. If we adopt the restricted stock plan, some of these individuals will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without a cash outlay.

       The following table presents the total value of the shares of common stock, at the maximum of the offering range that would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the restricted stock plan. The table assumes that the value of the shares is $10.00 per share. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of common stock increases.

	Estimated Value of Shares	Percentage of Shares Issued in the Offering

Employee Stock Ownership Plan	$1,380,000	8.0%
Restricted Stock Awards	690,000	4.0
Stock Options	---	10.0
Total	$2,070,000	22.0%

       In addition, we entered into an employment agreement with John R. Schroll, our President and Chief Executive Officer. The agreements are designed to assist us in maintaining a stable and competent management team after the conversion. The agreement will have a term of two years, with automatic annual renewals, and Mr. Schroll's employment agreement will provide for an annual base salary in an amount not less than $119,000.

       For a further discussion of benefits to management, see "Management."

How to Purchase Common Stock

       Note: Once we receive your order, you cannot cancel or change it without our consent. If Monarch Community Bancorp intends to sell fewer than 1,275,000 shares or more than 1,983,750 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

       If you want to subscribe for shares you must complete an original stock order form and send it, together with full payment or withdrawal authorization, to Branch County in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before the end of the offering period.

       You may pay for shares in any of the following ways:

•	By check or money order made payable to Monarch Community Bancorp.

•	By authorizing a withdrawal from an account at Branch County. To use funds in an Individual Retirement Account at Branch County, you must transfer your account to a self-directed account with an unaffiliated institution or broker. This process may involve fees and does take time to accomplish.

•	By cash, if delivered in person to a full-service banking office of Branch County. If paying by cash, please stop at any one of our tellers and convert your cash to a check or money order.

       We will pay interest on your subscription funds at the rate Branch County pays on statement savings accounts from the date we receive your funds until the conversion is completed or terminated. All funds authorized for withdrawal from deposit accounts with Branch County will earn interest at the applicable account rate until the conversion is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock.

The Amount of Stock You May Purchase

       The minimum purchase is 25 shares. Generally, you may purchase no more than 12,500 shares of common stock offered in any single priority category. The number of shares which you may purchase together with associates or persons acting in concert is 25,000 shares of common stock or $250,000. Your associates are the following persons:

•	persons on joint accounts with you;

•	relatives living in your house;

•	companies, trusts or other entities in which you have a controlling interest or hold a position; or

•	other persons who may be acting together with you.

We may decrease or increase the maximum purchase limitation without notifying you. For additional information, see "The Conversion - Limitations on Stock Purchases" at page ___.

Stock Information Center

       If you have any questions regarding the offering or our conversion to stock form, please call the Stock Information Center at (517) [________]

       Branch County has a website htttp://www.bcfsl.com. Upon completion of the subscription offering on [___________], 2002, the website will provide a current update on the status of the offering.

Subscription Rights

       Subscription rights are not allowed to be transferred and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning Monarch Community Bancorp's Common Stock

       Before you decide to purchase stock, you should read the "Risk Factors" section on pages [___] to [___] of this document.

RISK FACTORS

       You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Rising interest rates may hurt our profits.

       To be profitable, we have to earn more money in interest we receive on loans and investments we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income would likely be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans and overnight deposits. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

After this offering, our return on equity will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

       The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use this capital in our business operations. Our compensation expenses will also increase because of the costs associated with the employee stock ownership and stock-based incentive plans. Therefore, we expect our return on equity to be below our historical level and less than our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

Our loan portfolio possesses increased risk due to our sub-prime residential lending.

       Since 1985 we have originated sub-prime residential mortgage loans to borrowers in our market area. These are loans to higher risk borrowers than a typical one- to four-family residential loan. At December 31, 2001, 20.3% of our residential mortgage loans were sub-prime loans. These loans:

•	have borrowers with a credit score of less than 600, or

•	do not fall into either of our top two of four pricing criteria, indicating increased risk of loss.

Our delinquency and foreclosure rates on our residential loan portfolio are significantly higher than our peers. Because of our emphasis on sub-prime loans, we may determine it necessary to increase the level of our provision for loan losses. Increased provisions for loan losses would hurt our profits. For further information concerning the risks associated with sub-prime residential real estate loans, see "Business of Branch County - Lending Activities - One- to Four-Family Residential Real Estate Lending" and "- Asset Quality."

We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest.

       If approved by a vote of the shareholders, we intend to establish a stock option plan with a number of shares equal to 10% of the shares issued in the conversion and a restricted stock plan with a number of shares equal to 4% of the shares issued in the conversion, worth $690,000 at the purchase price, assuming the maximum of the estimated offering range, for the benefit of directors, officers and employees of Monarch Community Bancorp and Branch County. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans could reduce the ownership interest of all stockholders. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

The amount of common stock we will control, our articles of incorporation and bylaws and state and federal statutory and regulatory provisions could discourage hostile acquisitions of control.

       Our board of directors and executive officers intend to purchase approximately 8.22% of our common stock at the maximum of the offering range. These purchases, together with the purchase of 8% of the shares by the employee stock ownership plan, as well as the potential acquisition of common stock through the proposed stock option plan and restricted stock plan will result in significant inside ownership of Monarch Community Bancorp. This inside ownership and provisions in our articles of incorporation and bylaws may have the effect of discouraging attempts to acquire Monarch Community Bancorp, a proxy contest for control of Monarch Community Bancorp, the assumption of control of Monarch Community Bancorp by a holder of a large block of common stock and the removal of Monarch Community Bancorp's management, all of which certain shareholders might think are in their best interests. These provisions include, among other things:

•	the staggered terms of the members of the board of directors;

•	an 80% shareholder vote requirement for the approval of any merger or consolidation of Monarch Community Bancorp into any entity that directly or indirectly owns 10% or more of Monarch Community Bancorp voting stock if the transaction is not approved in advance by at least a majority of the disinterested members of Monarch Community Bancorp's board of directors;

•	supermajority shareholder vote requirements for the approval of certain amendments to Monarch Community Bancorp's articles of incorporation and bylaws;

•	a prohibition on any holder of common stock voting more than 10% of the outstanding common stock;

•	elimination of cumulative voting by shareholders in the election of directors;

•	restrictions requiring board members to live or work in Branch County's market area;

•	restrictions on the acquisition of our equity securities;

•	the authorization of five million shares of preferred stock that could be issued without shareholder approval on terms or in circumstances that could deter a future takeover attempt; and

•	the increase in the number of authorized shares and the reclassification of shares without stockholder approval.

       In addition, the Maryland business corporation law, the state where Monarch Community Bancorp is incorporated, provides for certain restrictions on acquisition of Monarch Community Bancorp, and federal law contains restrictions on acquisitions of control of savings and loan holding companies such as Monarch Community Bancorp.

Holders of Monarch Community Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop or for $10.00 or more per share even if a liquid trading market develops.

       We have never issued common stock to the public. Consequently, there is no established market for the common stock. We expect our common stock to be listed for trading on the Nasdaq Stock Market under the symbol "MCBF." We cannot predict whether a liquid trading market in shares of Monarch Community Bancorp's common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops.

SELECTED FINANCIAL AND OTHER DATA

       The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

	December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Selected Financial Condition Data:
Total assets	$168,684	$164,074	$148,514	$150,741	$139,593
Loans receivable, net	137,721	138,197	126,414	113,984	114,183
Trading securities at fair value:
Mortgage-backed securities	258	239	942	903	764
Investment securities, at amortized cost:
U.S. Government and Agency securities	---	---	---	500	500
Mortgage-backed securities	367	473	581	741	959
Overnight deposits at FHLB	12,035	10,254	6,814	20,822	13,103
Deposits	105,698	98,986	96,089	95,628	92,368
Federal Home Loan Bank advances	45,500	49,000	38,000	42,000	35,000
Retained earnings	15,365	14,606	13,270	12,135	10,671

	December 31,
	2001	2000	1999	1998	1997
	(In Thousands)
Selected Operations Data:
Total interest income	$14,530	$13,869	$12,525	$12,604	$11,114
Total interest expense	8,117	7,435	6,998	7,318	6,114

Net interest income	6,413	6,434	5,527	5,286	5,000
Provision for loan losses	1,039	245	180	120	16
Net interest income after provision for loan losses	5,374	6,189	5,347	5,166	4,984
Fees and service charges	1,227	1,234	1,148	899	695
Gain on sales of loans, mortgage-backed securities and investment securities	1,164	225	367	941	193
Other non-interest income	31	74	167	15	50
Total non-interest income	2,422	1,533	1,682	1,855	938
Total non-interest expense	6,738	5,636	5,365	4,800	3,551
Income before taxes	1,058	2,086	1,664	2,221	2,371
Income tax provision	299	749	530	756	790
Net income	$ 759	$ 1,337	$ 1,134	$ 1,465	$ 1,581

	December 31,
	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	.44%	.87%	.76%	1.01%	1.26%
Return on retained earnings (ratio of net income to average equity)	5.05%	9.62%	8.96%	12.85%	16.00%
Interest rate spread information:
Average during period	3.09%	4.01%	3.57%	3.56%	3.97%
Net interest margin(1)	3.93%	4.44%	4.01%	3.81%	4.12%
Ratio of operating expense to average total assets	3.87%	3.65%	3.58%	3.31%	2.83%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.04	1.03	1.02	1.03	1.06
Efficiency ratio(2)	74.10%	69.80%	73.80%	67.00%	59.60%

Asset Quality Ratios:
Non-performing assets to total assets at end of period	3.29%	2.44%	1.67%	1.03%	1.54%
Non-performing loans to total loans	1.34%	1.08%	.89%	.65%	1.17%
Allowance for loan losses to non-performing loans	56.57%	31.78%	40.30%	50.00%	26.50%
Allowance for loan losses to loans receivable, net	1.22%	.62%	.56%	.49%	.43%

Capital Ratios:
Retained earnings to total assets at end of period	9.11	8.90	8.93	8.05	7.64
Average retained earnings to average assets	8.64	9.01	8.44	7.86	7.86

Other Data:
Number of full-service offices	5	5	5	5	3

(1)       Net interest income divided by average interest earning assets.

(2)       Total other operating expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total other operating income, excluding net securities transactions.

RECENT DEVELOPMENTS

[TO COME]

MONARCH COMMUNITY BANCORP, INC.

       Monarch Community Bancorp was incorporated under Maryland law to hold all of the stock of Branch County. Maryland was chosen as the state of incorporation because it provides protections similar to Delaware with respect to takeover, indemnification and limitations on liability, with reduced franchise taxes. Monarch Community Bancorp has received Office of Thrift Supervision approval to become a savings and loan holding company and is subject to regulation by that agency. After we complete the conversion, Monarch Community Bancorp will be a unitary thrift holding company, which means that it will own one thrift institution. Unitary thrift holding companies historically were not limited in their activities by the Office of Thrift Supervision. Recent legislation which has been enacted into law, however, will limit Monarch Community Bancorp to banking, securities, insurance and financial services-related activities. See "How We Are Regulated - Monarch Community Bancorp." Monarch Community Bancorp will have no significant assets other than all of the outstanding shares of common stock of Branch County, the net proceeds it keeps and its loan to the Monarch Community Bancorp employee stock ownership plan. Monarch Community Bancorp will have no significant liabilities. See "How We Intend to Use the Proceeds." Initially, the management of Monarch Community Bancorp and Branch County will be substantially the same. Monarch Community Bancorp intends to utilize the support staff and offices of Branch County from time to time and will pay Branch County for these services. If Monarch Community Bancorp expands or changes its business in the future, we may hire our own employees.

       We believe the proposed holding company structure will give us more flexibility to change our business activities by forming new companies which we own, or by buying other companies, including other financial institutions and financial services companies. We do not have any current plans to do these things. Monarch Community Bancorp intends to pay for its business activities with the proceeds it keeps from the conversion and the money we earn from investing the proceeds, as well as from dividends from Branch County. See "Our Policy Regarding Dividends."

       The principal executive offices of Monarch Community Bancorp will be located at 375 North Willowbrook Road, Coldwater, Michigan 49036, and its telephone number will be (517) 278-4566.

MONARCH COMMUNITY BANK

       Branch County, which intends to change its name to Monarch Community Bank after the conversion, is a federally chartered and insured mutual savings institution with five full service offices and one drive-through only office. At December 31, 2001, Branch County had total assets of $168.7 million, total deposits of $105.7 million and retained earnings of $15.4 million. For more information regarding the business and operations of Branch County, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Branch County."

       Branch County is examined and regulated by the Office of Thrift Supervision, its primary federal regulator. Branch County is also regulated by the FDIC. Branch County is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Indianapolis, which is one of the 12 regional banks in the Federal Home Loan Bank System.

       The executive offices of Branch County are located at 375 North Willowbrook Road, Coldwater, Michigan 49036, and its telephone number is (517) 278-4566.

HOW WE INTEND TO USE THE PROCEEDS

       Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $12.1 million and $16.6 million and up to $19.2 million assuming an increase in the estimated value of the common stock sold in the conversion by 15%. See "Pro Forma Data" and "Branch County's Conversion - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

       We intend to use the net proceeds received from the stock offering, assuming completion of the offering at the maximum of the estimated offering range, as follows:

$ 6,915,000	Retained by Monarch Community Bancorp and initially placed in short-term investments for general corporate purposes
1,380,000	Employee stock ownership plan loan
8,295,000	Used to buy the stock of Branch County
$16,590,000	Net proceeds from stock offering

       Monarch Community Bancorp will retain 50% of the net conversion proceeds, from which it will fund the loan to be made to the employee stock ownership plan, and will purchase all of the capital stock of Branch County to be issued in the conversion in exchange for the remaining conversion proceeds. Monarch Community Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the employee stock ownership plan to purchase up to 8.0% of the shares of common stock issued in the conversion. Based upon the issuance of 1,275,000 shares of common stock and 1,725,000 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $1.0 million and $1.4 million, respectively. See "Management - Benefits - Employee Stock Ownership Plan." The remaining net proceeds retained by Monarch Community Bancorp initially may be used to invest in overnight funds at the FHLB, U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Branch County or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:

•	support Branch County's lending activities;

•	repay borrowings in the ordinary course of business; or

•	support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.

The net proceeds from the conversion may also be used for other business and investment purposes, including the payment of regular or special cash dividends or possible repurchases of the common stock. Monarch Community Bancorp and Branch County have committed however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the conversion. Management of Monarch Community Bancorp may consider expanding or diversifying its activities, as such opportunities become available.

       Following the one year anniversary of the completion of the conversion based upon then existing facts and circumstances, Monarch Community Bancorp's board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:

•	market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in Monarch Community Bancorp's return on equity;

•	the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

•	any other circumstances in which repurchases would be in the best interests of Monarch Community Bancorp and its stockholders.

Any stock repurchases will be subject to the determination of Monarch Community Bancorp's board of directors that Branch County will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

       The portion of the net proceeds used by Monarch Community Bancorp to purchase the capital stock of Branch County will be added to Branch County's general funds to be used for general corporate purposes, including increased lending activities. While the amount of net proceeds received by Branch County will further strengthen Branch County's capital position, which already substantially exceeds all regulatory requirements, Branch County is not converting to stock form primarily to raise capital. After the conversion, based upon the maximum of the estimated offering range, Branch County's tangible capital ratio will be approximately 13.03%. As a result, Branch County will continue to be a well-capitalized institution.

       The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Branch County. Payments for shares made through withdrawals from existing deposit accounts at Branch County will not result in the receipt of new funds for investment by Branch County but will result in a reduction of Branch County's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

       Monarch Community Bancorp and Branch County have never issued capital stock, and, consequently, there is no established market for the common stock at this time. Monarch Community Bancorp has applied to have its common stock quoted on the Nasdaq Stock Market under the symbol "MCBF." The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of Monarch Community Bancorp, Branch County or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. Monarch Community Bancorp intends to meet the requirements for listing on the Nasdaq Stock Market. There can be no assurance, however, that purchasers will be able to sell their shares at or above the purchase price.

OUR POLICY REGARDING DIVIDENDS

       The board of directors of Monarch Community Bancorp currently intends to pay cash dividends on the common stock in the future. However, the amount and timing of any dividends has not yet been determined. The payment of dividends will depend upon a number of factors, including capital requirements, Monarch Community Bancorp's and Branch County's financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by Office of Thrift Supervision policy and regulations, be paid in addition to, or in lieu of, regular cash dividends. Monarch Community Bancorp intends to file consolidated tax returns with Branch County. Accordingly, it is anticipated that any cash distributions made by Monarch Community Bancorp to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

       Dividends from Monarch Community Bancorp will depend, in large part, upon receipt of dividends from Branch County, because Monarch Community Bancorp initially will have no source of income other than dividends from Branch County, earnings from the investment of proceeds from the sale of shares of common stock retained by Monarch Community Bancorp, and interest payments with respect to Monarch Community Bancorp's loan to the employee stock ownership plan. A regulation of the Office of Thrift Supervision imposes limitations on "capital distributions" by savings institutions. See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions."

       Any payment of dividends by Branch County to Monarch Community Bancorp which would be deemed to be drawn out of Branch County's bad debt reserves would require a payment of taxes at the then-current tax rate by Branch County on the amount of earnings deemed to be removed from the reserves for such distribution. Branch County does not intend to make any distribution to Monarch Community Bancorp that would create such a federal tax liability. See "Taxation."

PRO FORMA DATA

       The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. However, net proceeds are currently estimated to be between $12.1 million and $16.6 million, or $19.2 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and directors, officers and employees;

•	Keefe will receive a fee of $194,000 upon completion of the conversion; and

•	total expenses, including the marketing fees paid to Keefe, are estimated to be approximately $660,000 million. Actual expenses may vary from those estimated.

       Pro forma consolidated net income and stockholders' equity of Monarch Community Bancorp have been calculated for the year ended December 31, 2001, as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 2.17%, which represents the yield on one-year U.S. Government securities at December 31, 2001. In light of changes in interest rates in recent periods, this yield is deemed by Monarch Community Bancorp and Branch County to more accurately reflect available reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34% has been assumed for periods resulting in an after-tax yield of 1.43% for the year ended December 31, 2001. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "How We Intend to Use the Proceeds," Monarch Community Bancorp intends to make a loan to fund the purchase of 8.0% of the common stock by the employee stock ownership plan and intends to retain up to 50% of the net proceeds from the conversion.

       No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits -- Other Stock Benefit Plans." The table below gives effect to the restricted stock plan, which is expected to be adopted by Monarch Community Bancorp following the conversion and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the shares of common stock issued in the conversion, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to Monarch Community Bancorp's results of operations after the conversion, the market price of the common stock after the conversion or a less than 4.0% purchase by the restricted stock plan.

       The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

       The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Monarch Community Bancorp computed in accordance with generally accepted accounting principles or GAAP.

	At or For the Year Ended December 31, 2001
	1,275,000 Shares Sold at $10.00 Per Share (Minimum of Range)	1,500,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	1,725,000 Shares Sold at $10.00 Per Share (Maximum of Range)	1,983,750 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$12,750	$15,000	$17,250	$19,838
Less offering expenses and commissions	(660)	(660)	(660)	(660)

Estimated net proceeds	12,090	14,340	16,590	19,178

Less: Shares purchased by the employee stock ownership plan	(1,020)	(1,200)	(1,380)	(1,587)
Shares purchased by the restricted stock plan	(510)	(600)	(690)	(794)

Total estimated net proceeds, as adjusted(2)	$10,560	$12,540	$14,520	$16,797

Net income(3):
Historical	$ 759	$ 59	$ 759	$ 759
Pro forma income on net proceeds, as adjusted	151	180	208	241
Pro forma employee stock ownership plan adjustment(4)	(67)	(79)	(91)	(105)
Pro forma restricted stock plan adjustment(5)	(67)	(79)	(91)	(105)

Pro forma net income	$ 776	$ 781	$ 785	$ 790

Net income per share(3)(6):
Historical	$ 0.64	$ 0.55	$ 0.47	$ 0.41
Pro forma income on net proceeds, as adjusted	0.13	0.13	0.13	0.13
Pro forma employee stock ownership plan adjustment(4)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma restricted stock plan adjustment(5)	(0.06)	(0.06)	(0.06)	(0.06)

Pro forma net income per share(5)(7)	$ 0.65	$ 0.56	$ 0.48	$ 0.42

Number of shares outstanding for pro forma net income per share calculations(6)	1,183,200	1,392,000	1,600,800	1,840,920

Offering price to pro forma net income per share(6)	15.38x	17.86x	20.83x	23.81x

(Footnotes on next page)

	At or For the Year Ended December 31, 2001
	1,275,000 Shares Sold at $10.00 Per Share (Minimum of Range)	1,500,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	1,725,000 Shares Sold at $10.00 Per Share (Maximum of Range)	1,983,750 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$15,365	$15,365	$15,365	$15,365
Estimated net proceeds	12,090	14,340	16,590	19,178
Less: Common stock acquired by the employee stock ownership plan(4)	(1,020)	(1,200)	(1,380)	(1,587)
Less: Common stock to be acquired by the restricted stock plan(5)	(510)	(600)	(690)	(794)
Pro forma stockholders' equity(4)(5)(7)(8)	$25,925	$27,905	$29,885	$32,162
Stockholders' equity per share(6):
Historical	$ 12.05	$ 10.24	$ 8.91	$ 7.75
Estimated net proceeds	9.48	9.56	9.62	9.67
Less: Common stock acquired by the employee stock ownership plan(4)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock to be acquired by the restricted stock plan(5)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity per share(4)(5)(7)(8)	$20.33	$18.60	$17.33	$16.22

Offering price as a percentage of pro forma stockholders' equity per share(6)	49.19%	53.76%	57.70%	61.65%

Number of shares outstanding for pro forma stockholders' equity per share calculations(6)	1,275,000	1,500,000	1,725,000	1,983,750

_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Estimated net proceeds, as adjusted, consist of the estimated net proceeds from the conversion minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $10.00 per share.

(3)	Per share net income data is based on 1,183,200 shares of common stock outstanding at the minimum of the estimated offering range, 1,392,000 shares of common stock outstanding at the midpoint of this range, 1,600,800 shares of common stock outstanding at the maximum of this range and 1,840,920 shares of common stock outstanding at 15% above the maximum of this range, during the year ended December 31, 2001, which represents shares sold in the conversion and shares to be allocated or distributed under the employee stock ownership plan and restricted stock plan for the periods presented.

(4)	It is assumed that 8.0% of the shares of common stock issued in the conversion will be purchased by the employee stock ownership plan with funds loaned by Monarch Community Bancorp. Monarch Community Bancorp and Branch County intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 34% for the period. See "Management - Benefits -- Employee Stock Ownership Plan."

(5)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Monarch Community Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the periods presented in open market purchases at the $10.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 2001. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4.0% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the year ended December 31, 2001 would be $0.64, $0.54, $0.48 and $0.42 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share December 31, 2001 would be $19.94, $18.27, $17.04 and $15.97 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

(6)	The per share calculations are determined by adding the number of shares sold in the conversion and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 91,800 shares, 108,000 shares, 124,200 shares, and 142,830 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended December 31, 2001. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 1,275,000 shares at the minimum of the estimated pro forma market value of Branch County at the estimated valuation range, 1,500,000 shares at the midpoint of the range, 1,725,000 shares at the maximum of the range and 1,983,750 shares at 15% above the maximum of the range, respectively.

(7)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Monarch Community Bancorp following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of Monarch Community Bancorp held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, an amount equal to 10% of the common stock issued in the conversion, or 127,500 shares at the minimum of the estimated offering range, 150,000 shares at the midpoint of the range, 172,500 shares at the maximum of the range and 198,375 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the year ended December 31, 2001 would be $0.61, $0.52, $0.46, and $0.40 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at December 31, 2001 would be $19.39, $17.82, $16.66 and $15.65 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plans."

(8)	The equity capital of Branch County will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Branch County's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Branch County to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Branch County for federal income tax purposes in the event of a liquidation of Branch County.

CAPITALIZATION

       The following table presents the historical capitalization of Branch County at December 31, 2001, and the pro forma consolidated capitalization of Monarch Community Bancorp after giving effect to the conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

	Monarch Community Bancorp - Pro Forma Based Upon Sale at $10.00 Per Share
	Branch County Historical Capitalization	1,275,000 Shares (Minimum of Range)	1,500,000 Shares (Midpoint of Range)	1,725,000 Shares (Maximum of Range)	1,983,750 Shares(1) (Maximum of Range, as Adjusted)
	(In Thousands)

Deposits(2)	$105,698	$105,698	$105,698	$105,698	$105,698
Federal Home Loan Bank advances	45,500	45,500	45,500	45,500	45,500
Total deposits and borrowings	$151,198	$151,198	$151,198	$151,198	$151,198

Stockholders' equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $0.01 par value, 20,000,000 shares authorized; shares to be issued as reflected(3)	---	13	15	17	20
Additional paid-in capital	---	12,077	14,325	16,573	19,158
Retained earnings	15,365	15,365	15,365	15,365	15,365
Common stock to be acquired by the employee stock ownership plan(4)	---	(1,020)	(1,200)	(1,380)	(1,587)
Common stock to be acquired by the restricted stock plan(5)	---	(510)	(600)	(690)	(794)

Total stockholders' equity	$ 15,365	$ 25,925	$ 27,905	$ 29,885	$ 32,162

________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)	Reflects the issuance of the shares of common stock to be sold in the conversion. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

(4)	Assumes that 8.0% of the common stock issued in the conversion will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by Monarch Community Bancorp. See "Pro Forma Data" and "Management - Benefits -- Employee Stock Ownership Plan."

(5)	Monarch Community Bancorp intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the conversion. If the plan is approved by stockholders, Monarch Community Bancorp intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the common stock issued in the conversion. Assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event Monarch Community Bancorp issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 4.0% of the common stock issued in the conversion, the voting interests of existing stockholders would be diluted approximately 3.8%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits -- Other Stock Benefit Plans."

BRANCH COUNTY

EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

       At December 31, 2001, Branch County exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the historical regulatory capital of Branch County at December 31, 2001 and the pro forma regulatory capital of Branch County after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Branch County of 50% of the net stock proceeds, minus the amounts to be loaned to the employee stock ownership plan and the amounts contributed to the restricted stock plan. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Branch County in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2001.

			Pro Forma at December 31, 2001
	Historical at December 31, 2001		1,275,000 Shares Sold at $10.00 per Share		1,500,000 Shares Sold at $10.00 per Share		1,725,000 Shares Sold at $10.00 per Share		1,983,750 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)

Equity capital under GAAP	$15,365	9.11%	$21,410	12.18%	$22,535	12.73%	$23,660	13.27%	$24,954	13.87%

Tangible capital:
Actual	$14,880	8.85%	$20,925	11.94%	$22,050	12.49%	$23,175	13.03%	$24,469	13.64%
Requirement	2,523	1.50	2,629	1.50	2,648	1.50	2,668	1.50	2,690	1.50

Excess	$12,357	7.35%	$18,296	10.44%	$19,402	10.99%	$20,507	11.53%	$21,778	12.14%

Tier one risk-based capital:
Actual	$14,880	12.29%	$20,925	17.09%	$22,050	17.97%	$23,175	18.84%	$24,469	19.85%
Requirement	4,842	4.00	4,899	4.00	4,909	4.00	4,920	4.00	4,932	4.00

Excess	$10,038	8.29%	$16,026	13.09%	$17,141	13.97%	$18,255	14.84%	$19,537	15.85%

Total risk-based capital:
Actual	$16,395	13.54%	$22,440	18.32%	$23,565	19.20%	$24,690	20.07%	$25,984	21.07%
Requirement	9,685	8.00	9,798	8.00	9,819	8.00	9,840	8.00	9,864	8.00

Excess	$ 6,710	5.54%	$12,652	10.32%	$13,746	11.20%	$14,850	12.07%	$16,120	13.07%

________________

(1)       Adjusted total or adjusted risk-weighted assets, as appropriate.

BRANCH COUNTY'S CONVERSION

       The board of directors of Branch County and the Office of Thrift Supervision have approved the plan of conversion. Office of Thrift Supervision approval is subject to approval of the plan of conversion by our members and to the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute a recommendation or endorsement of the plan of conversion.

General

       On February 21, 2002, we adopted a plan of conversion pursuant to which we will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and at the same time become a wholly owned subsidiary of Monarch Community Bancorp. The conversion will include adoption of the proposed federal stock charter and bylaws, which will authorize us to issue capital stock. Under the plan, Branch County common stock is being sold to Monarch Community Bancorp and Monarch Community Bancorp common stock is being offered to our eligible depositors and borrowers, the employee stock ownership plan, other members, directors, officers and employees, and then to the public. The conversion will be accounted for at historical cost in a manner similar to a pooling of interests. The Office of Thrift Supervision has approved Monarch Community Bancorp's application to become a savings and loan holding company and to acquire all of Branch County's common stock to be issued in the conversion.

       The shares of Monarch Community Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe in such a manner as to promote a wide distribution of the shares. The direct community offering, if any, may commence with, at any time during, or as soon as practicable after the commencement of the subscription offering. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a public offering conducted by Keefe. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the public offering. See "- Direct Community Offering" and "- Public Offering."

       Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion. See "- Limitations on Stock Purchases."

       The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time that will be required following approval of the plan at the meeting of our members to complete the sale of shares being offered in the conversion. If delays are experienced, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the conversion is terminated, we will charge all conversion expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

Our Reasons for the Corporate Change

       As a mutual institution, Branch County has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Branch County able to increase its capital position.

       As a stock corporation upon the completion of the conversion, we will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Branch County's or Monarch Community Bancorp's capital stock will allow us the flexibility to increase our capital position more rapidly than by accumulating earnings and at times deemed advantageous by our board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help us address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to us are quite limited as a mutual institution, because of a requirement in the Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the conversion, we will have increased ability to merge with other institutions and Monarch Community Bancorp may acquire control of other stock savings associations and retain the acquired institution as a separate subsidiary of Monarch Community Bancorp. Finally, the ability to issue capital stock will enable Branch County to establish stock compensation plans for directors, officers and employees, giving them equity interests in Monarch Community Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see "Management."

       After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of Branch County approved the conversion as being in the best interests of Branch County and equitable to its account holders.

Effects of the Conversion

       General. The conversion will have no effect on our present business of accepting deposits and investing our funds in loans and other investments permitted by law. The conversion will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. We will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

       Deposits and Loans. Each holder of a deposit account in Branch County at the time of the conversion will continue as an account holder in Branch County after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the conversion. Our depositors will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any of our borrowers. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See "-- Voting Rights" and "-- Depositors' Rights if We Liquidate" below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Branch County.

       Continuity. The board of directors presently serving Branch County will serve as the board of directors of Branch County after the conversion. The initial members of the board of directors of Monarch Community Bancorp will consist of the individuals currently serving on the board of directors of Branch County. After the conversion, the voting stockholders of Monarch Community Bancorp will elect approximately one-third of Monarch Community Bancorp's directors annually. All current officers of Branch County will retain their positions with Branch County after the conversion.

       Voting Rights. After completion of the conversion, depositor and borrower members will have no voting rights in Branch County or Monarch Community Bancorp and, therefore, will not be able to elect directors of Branch County or Monarch Community Bancorp or to control their affairs. Currently these rights are held by depositors and certain borrowers of Branch County. After the conversion, voting rights in Monarch Community Bancorp will be vested exclusively in the stockholders of Monarch Community Bancorp, which will own all of the outstanding common stock of Branch County. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Monarch Community Bancorp, subject to the provisions of Monarch Community Bancorp's charter.

       Depositor's Rights if We Liquidate. We have no plans to liquidate, either before or after the completion of the conversion. However, if there should ever be a complete liquidation of Branch County, either before or after conversion, deposit account holders would receive the protection of insurance by the FDIC up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution. In addition to the protection of FDIC insurance up to applicable limits, in the event of the complete liquidation of Branch County, each holder of a deposit account would receive his or her pro rata share of any assets of Branch County remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Each holder's pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights in Proposed Converted Institution. After conversion, each deposit account holder, in the event of the complete liquidation of Branch County, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of FDIC insurance up to applicable limits. Therefore, except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of Branch County above that amount, if any.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special "liquidation account" for the benefit of eligible account holders (i.e., eligible depositors at December 30, 2000) and supplemental account holders (i.e., eligible depositors at March 31, 2002). Each eligible account holder and supplemental eligible account holder, if he or she continues to maintain his or her deposit account with Branch County, would be entitled upon the complete liquidation of Branch County after conversion, to an interest in the liquidation account prior to any payment to stockholders. Each eligible account holder would have an initial interest in the liquidation account for each deposit account held with Branch County on the qualifying date, December 30, 2000. Each supplemental eligible account holder would have a similar interest as of that qualifying date, March 31, 2002. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of eligible account holders and supplemental eligible account holders on the qualifying dates. However, if the amount in the deposit account on any annual closing date (December 31) is less than the amount in the account on the respective qualifying dates, then the interest in this special liquidation account would be reduced at that time by an amount proportionate to any reduction, and the interest would cease to exist if the deposit account was closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders were satisfied would be distributed to Monarch Community Bancorp as the sole stockholder of Branch County.

       Tax Effects of the Conversion. Branch County has received an opinion from its special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C., as to the material federal income tax consequences of the conversion to Branch County and Monarch Community Bancorp, and as to the generally applicable material federal income tax consequences of the conversion on Branch County's account holders and to persons who purchase common stock in the offering.

       The opinion provides that, among other things:

•	Branch County's adoption of a charter in stock form will qualify as a tax-free reorganization under Internal Revenue Code of 1986, as amended, Section 368(a)(1)(F);

•	no gain or loss will be recognized by Branch County solely as a result of the conversion to stock form;

•	the tax basis of each eligible account holder's and supplemental eligible account holder's interest in the liquidation account received in the conversion will be equal to the value, if any, of that interest on the date and at the time of the conversion;

•	the tax basis of the common stock purchased in the conversion will be equal to the amount paid therefor;

•	the holding period of the common stock purchased pursuant to the exercise of subscription rights will commence upon the exercise of such holder's subscription rights and, in all other cases, the holding period of purchased common stock will commence on the date following the date of such purchase; and

•	gain, if any, will be recognized by account holders upon the receipt of subscription rights and/or interests in the liquidation account in the conversion, but in an amount not in excess of the fair market value of the subscription rights and/or interests in the liquidation account received by such account holders.

       Monarch Community Bancorp and Branch County have received a letter from RP Financial, which provides, in pertinent part, that the subscription rights do not have any value at the time of distribution or exercise. Moreover, the Silver, Freedman & Taff, L.L.P. opinion concludes, based upon the reasons stated therein, that it is more likely than not that: (a) no taxable income will be recognized by eligible subscribers upon the distribution to them of subscription rights or upon the exercise or lapse of the subscription rights to acquire common stock in the conversion; and (b) no taxable income will be realized by Branch County or Monarch Community Bancorp on the issuance or distribution of subscription rights to depositors of Branch County to purchase common stock in the conversion. Silver, Freedman & Taff, L.L.P. has also concluded that the liquidation account will have nominal, if any, fair market value.

       If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, income may be recognized by various recipients of these rights (in certain cases, whether or not the rights are exercised), as a capital gain and/or ordinary income, and Monarch Community Bancorp and Branch County could recognize gain on the distribution of such rights. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

       The opinion of Silver, Freedman & Taff, L.L.P. is based in part upon, and subject to the continuing validity in all material respects through the date of the conversion of various representations of Branch County and upon certain assumptions and qualifications, including that the conversion is completed in the manner and according to the terms provided in the plan of conversion. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

       Branch County has also obtained an opinion from outside tax advisors that the income tax effects of the conversion under Michigan tax laws will be substantially the same as described above with respect to federal income tax laws.

How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

       The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of Monarch Community Bancorp and Branch County, as determined on the basis of an independent valuation. We have retained RP Financial to make this valuation. For its services in making this appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $25,000. We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Branch County to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

       An appraisal has been made by RP Financial in reliance upon the information contained in this prospectus, including the financial statements. RP Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Monarch Community Bancorp and Branch County and the economic and demographic conditions in Branch County's existing marketing area;

•	certain historical, financial and other information relating to Branch County;

•	a comparative evaluation of the operating and financial statistics of Branch County with those of other similarly situated publicly traded thrift holding companies;

•	the aggregate size of the offering of the common stock;

•	the impact of the conversion on Branch County's net worth and earnings potential;

•	the proposed dividend policy of Monarch Community Bancorp and Branch County; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

In its review of the appraisal provided by RP Financial, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

       On the basis of the foregoing, RP Financial has advised Monarch Community Bancorp and Branch County that in its opinion, dated March 8, 2002, the estimated pro forma market value of the common stock, ranged from a minimum of $12.8 million to a maximum of $17.3 million with a midpoint of $15.0 million. Our board of directors determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Monarch Community Bancorp will issue will range from between 1,275,000 shares and 1,725,000 shares, with a midpoint of 1,500,000 shares. The estimated offering range may be amended with the approval of the Office of Thrift Supervision, if required, or if necessitated by subsequent developments in the financial condition of Monarch Community Bancorp and Branch County or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $12.8 million or above $19.8 million, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.

       Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Monarch Community Bancorp receives orders for common stock in excess of $17.3 million (the maximum of the estimated offering range) and up to $19.8 million (the maximum of the estimated offering range, as adjusted by 15%), Monarch Community Bancorp may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Monarch Community Bancorp will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Monarch Community Bancorp's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 1,725,000 shares will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the conversion.

       RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Branch County, nor did RP Financial value independently the assets or liabilities of Branch County. The valuation considers Branch County as a going concern and should not be considered as an indication of the liquidation value of Branch County. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

       Prior to completion of the conversion, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 1,983,750 shares, to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See "- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

       No sale of shares of common stock in the conversion may be completed unless prior to such completion RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Monarch Community Bancorp and Branch County. If this confirmation is not received, Monarch Community Bancorp may cancel the conversion, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

       Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Branch County's passbook rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

       An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Monarch Community Bancorp's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Monarch Community Bancorp's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See "Risk Factors - We intend to grant stock options and restricted stock to the board and management following the conversion which could reduce your ownership interest" and "Pro Forma Data."

       Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at our main office and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

       Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	depositors of Branch County with account balances of at least $50.00 as of the close of business on December 30, 2000 ("Eligible Account Holders"),

•	tax-qualified employee plans ("Tax-Qualified Employee Plans"),

•	depositors of Branch County with account balances of at least $50.00 as of the close of business on March 31, 2002 ("Supplemental Eligible Account Holders"),

•	borrowers and depositors of Branch County, as of the close of business on [_______], 2002, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members") and

•	Directors, Officers and Employees of Branch County.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under "- Limitations on Stock Purchases."

       Preference Category No.1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$125,000 or 12,500 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Branch County in each case as of the close of business on December 30, 2000 (the "Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

       If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

       To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Branch County or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 30, 2000.

       Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of the common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range. The employee stock ownership plan intends to purchase 8.0% of the shares of common stock issued in the conversion, or 102,000 shares and 138,000 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Branch County's directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to category No.1; provided, however, that notwithstanding any other provision of the plan of conversion to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the conversion exceeds the maximum of the estimated offering. In the event that the total number of shares offered in the conversion is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock sold in the conversion. See "Management - Benefits -- Employee Stock Ownership Plan."

       Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$125,000 or 12,500 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Branch County in each case on the close of business on March 31, 2002 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

       If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No.1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

       Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of Monarch Community Bancorp common stock, up to the greater of $125,000 or 12,500 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the offerings,subject to the overall purchase limitations. See"- Limitations on Stock Purchases."

       In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the close of business on [_______], 2002 the date for determining voting members entitled to vote at the special meeting, which we call the Voting Record Date, bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. The number of votes shall be determined based on Branch County's mutual charter and bylaws in effect on the date of approval by members of the plan of conversion.

       Preference Category No. 5: Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of Branch County as of the date of the commencement of the subscription offering shall be entitled to receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 22% of the common stock being offered. The maximum amount of shares which may be purchased under this category by any person is $125,000 of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights which are otherwise available to them under the plan of conversion as they may fall within higher priority categories, and the plan of conversion generally allows such persons to purchase in the aggregate up to 32% of common stock sold in the offerings. See "- Limitations on Stock Purchases."

       In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

       Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Coldwater, Michigan time, on June __, 2002 (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by Monarch Community Bancorp and Branch County as may be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond [June __, 2004]. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

       Monarch Community Bancorp and Branch County will not execute orders until at least the minimum number of shares of common stock, 1,275,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Branch County pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, Monarch Community Bancorp and Branch County will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

       To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Branch County, we anticipate we will offer shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in the counties in which Branch County has offices. These natural persons are referred to as preferred subscribers. Persons, together with an associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $125,000 of common stock in the direct community offering, if any. Monarch Community Bancorp and Branch County may limit total subscriptions in the direct community offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Finally, Monarch Community Bancorp and Branch County may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to the right of Monarch Community Bancorp and Branch County, in their sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the Subscription Expiration Date. The direct community offering, if any, will be for a period of not less than 20 days nor more than 45 days unless extended by Monarch Community Bancorp and Branch County, and will commence concurrently with, during or promptly after the subscription offering.

       In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, first to each preferred subscriber whose order is accepted by Monarch Community Bancorp. After that, shares may be allocated to cover the orders of any other person subscribing for shares in the direct community offering so that each such person subscribing for shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to each person based on the amount of his respective subscriptions.

Public Offering

       As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offerings may be offered for sale to selected members of the general public in a public offering through the underwriter. We call this the public offering. It is expected that the public offering will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any. Monarch Community Bancorp and Branch County, in their sole discretion, have the right to reject orders in whole or in part received in the public offering. Neither Keefe nor any registered broker-dealer will have any obligation to take or purchase any shares of common stock in the public offering; however, Keefe has agreed to use its best efforts in the sale of shares in the public offering.

       The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, by himself or herself, or with an Associate or group of persons acting in concert, may purchase more than $125,000 of common stock in the public offering, subject to the maximum purchase limitations. See "- Limitations on Stock Purchases."

       Keefe may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders with Monarch Community Bancorp as of a certain order date for the purchase of shares of Monarch Community Bancorp common stock. When, and if, Keefe and Branch County believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to complete the conversion, Keefe will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Branch County for each selected dealer. Each customer's funds forwarded to Branch County, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by us from selected dealers, funds will earn interest at Branch County's statement savings rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not completed as described above.

       The public offering will be completed within 90 days after the termination of the subscription offering, unless extended by Branch County with the approval of the Office of Thrift Supervision. See "- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

       We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;

•	the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of Monarch Community Bancorp and Branch County or their officers, directors or employees, under the laws of that jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in that jurisdiction or to qualify as a foreign corporation or file a consent to service of process in that jurisdiction; or

•	registration, qualification or filing, in our judgment, would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Branch County, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Stock Purchases

       The plan of conversion includes the following limitations on the number of shares of Monarch Community Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:
(a)	$125,000 or 12,500 shares of common stock;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Branch County in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;
(3)	The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the conversion, including any additional shares issued in the event of an increase in the estimated offering range; although at this time the employee stock ownership plan intends to purchase only 8.0% of such shares;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:
(a)	$125,000 or 12,500 shares of common stock;

(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account

(c)	Holders in Branch County in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;
(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of $125,000 or 12,500 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)	Persons purchasing shares of common stock in the direct community offering or public offering may purchase in the direct community offering or public offering up to $125,000 or 12,500 shares of common stock,subject to the overall limitation in clause (7) below;

(7)	Except for the Tax-Qualified Employee Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of Monarch Community Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $250,000 or 25,000 shares of common stock; and

(8)	No more than 22% of the total number of shares offered for sale in the subscription offering may be purchased by directors, officers and employees of Branch County in the fifth priority category in the subscription offering. No more than 32% of the total number of shares offered for sale in the conversion may be purchased by directors and officers of Branch County and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

       Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Branch County, the boards of directors of Monarch Community Bancorp and Branch County may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the conversion, provided that orders for shares exceeding 5% of the shares of Monarch Community Bancorp common stock being offered in the conversion may not exceed, in the aggregate, 10% of the shares being offered in the conversion. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

       The term "associate" when used to indicate a relationship with any person means:

•	any corporation or organization (other than Branch County, Monarch Community Bancorp, or a majority-owned subsidiary of any of them) of which a person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as trustee or in a similar fiduciary capacity;

•	any relative or spouse of a person, or any relative of a spouse, who has the same home as that person or who is a director or officer of Branch County, Monarch Community Bancorp or any subsidiary of Branch County or Monarch Community Bancorp or any affiliate of them; and

•	any person acting in concert with any of the persons or entities named above;

provided, however, that Tax-Qualified or Non-Tax Qualified Employee Plans will not be deemed to be an associate of any director or officer of Branch County or Monarch Community Bancorp, to the extent provided in the plan of conversion. When used to refer to a person other than an officer or director of Branch County, the board of directors of Branch County or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

       The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert will be made solely by the board of directors of Branch County or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatee chooses to rely.

Marketing Arrangements

       We have retained Keefe to consult with and to advise us, and to assist Monarch Community Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe will provide include, but are not limited to:

•	training and educating Branch County's directors, officers and employees regarding the mechanics and regulatory requirements of the stock sales process;

•	providing its employees to staff the Stock Information Center to assist Branch County's customers and internal stock purchasers and to keep records of orders for shares of common stock; and

•	targeting our sales efforts, including assisting in the preparation of marketing materials.

       For its services, Keefe will receive a management fee of $25,000 and a success fee equal to 1.35% of the aggregate purchase price of the common stock sold in the subscription offering and direct community offering. The success fee paid to Keefe will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of shares of Monarch Community Bank common stock in the direct community offering, Branch County will pay Keefe a fee not to exceed 5.5% of the aggregate purchase price of shares of common stock sold by a syndicate of registered broker-dealers formed to assist in the sale of common stock on a best efforts basis. From this fee, Keefe will pass on to selected broker-dealers who assist in the community offering an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar marketing environment. Fees to Keefe and to any other broker-dealer may be deemed to be underwriting fees, and Keefe and such broker-dealers may be deemed to be underwriters. Keefe will also be reimbursed for its reasonable legal fees and out-of-pocket expenses in an amount not to exceed $42,500, subject to unforseen circumstances.

       We have agreed to indemnify Keefe against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe may be required to make in connection with any of these claims and liabilities.

       Sales of shares of Monarch Community Bancorp common stock will be made by registered representatives affiliated with Keefe or by the broker-dealers managed by Keefe. Keefe has undertaken that the shares of Monarch Community Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at 375 North Willowbrook Road in Coldwater, Michigan. Monarch Community Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Monarch Community Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Monarch Community Bancorp common stock in those states where the law permits. No officer, director or employee of Monarch Community Bancorp or Branch County will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

       To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

       To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Branch County, which may be given by completing the appropriate blanks in the order form, must be received by Branch County by 12:00 Noon, Coldwater, Michigan time, on the Subscription Expiration Date, unless extended. In addition, we will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, we will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. We have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

       In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, December 30, 2000, or the Supplemental Eligibility Record Date, March 31, 2002, and depositors and certain borrowers as of the close of business on the Voting Record Date, _________ ____, 2002, must list all accounts on the stock order form giving all names in each account and the account numbers.

       Payment for subscriptions may be made:

•	by check or money order;

•	by authorization of withdrawal from deposit accounts maintained with Branch County (including a certificate of deposit); or

•	in cash, if delivered in person at any full-service banking office of Branch County, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. All funds received will be transmitted to a segregated account at Branch County by noon of the next business day following receipt. Interest will be paid on payments made by cash, check or money order at our then-current statement savings rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Monarch Community Bancorp common stock has been sold or the plan of conversion is terminated, whichever is earlier.

       If a subscriber authorizes Branch County to withdraw the amount of the purchase price from his deposit account, Branch County will do so as of the effective date of the conversion. Branch County will waive any applicable penalties for early withdrawal from certificate accounts.

       In the event of an unfilled amount of any subscription order, Branch County will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If for any reason the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Branch County.

       If any Tax-Qualified Employee Plans or Non-Tax-Qualified Employee Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in this offering. In the event that, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified and Non-Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that the subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

       Owners of self-directed IRAs may use the assets of these IRAs to purchase shares of Monarch Community Bancorp common stock in the subscription offering and direct community offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the offerings make these purchases for the exclusive benefit of the IRAs. IRAs maintained at Branch County are not self-directed IRAs and any interested parties wishing to use IRA funds for stock purchases may do so, but are advised to contact the stock information center at (517) ____-_____ for additional information. There may be fees associated with self directed IRAs and a transfer to a self directed IRA from Branch County will take time to accomplish.

       The records of Branch County will be deemed to control with respect to all matters related to the existence of subscription rights and/or a person's ability to purchase shares of common stock in the subscription offering.

Restrictions on Transfer of Subscription Rights and Shares

       Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for this person's account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that this person has no agreement or understanding regarding the sale or transfer of these shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

       We will refer to the Office of Thrift Supervision any situations that we believe may involve a transfer of subscription rights and we will not honor orders believed by us to involve the transfer of these rights.

Delivery of Certificates

       Certificates representing common stock issued in the conversion will be mailed by Monarch Community Bancorp's transfer agent to the persons entitled to them at the addresses of these persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by Monarch Community Bancorp until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have begun.

Required Approvals

       Various approvals of the Office of Thrift Supervision are required in order to complete the conversion. The Office of Thrift Supervision has approved the plan of conversion, subject to approval by Branch County's members and other standard conditions. Monarch Community Bancorp's holding company application has been approved.

       Monarch Community Bancorp is required to make certain filings with state securities regulatory authorities in connection with the issuance of Monarch Community Bancorp common stock in the offerings.

Judicial Review

       Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of conversion may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that it is subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

Restrictions on Purchase or Transfer of Shares After the Conversion

       All shares of common stock purchased in connection with the conversion by a director or an executive officer of Monarch Community Bancorp and Branch County will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued saying that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

       Purchases of common stock of Monarch Community Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Monarch Community Bancorp's outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

       Following the conversion, we may also implement stock repurchase programs. However, under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the conversion, except when extraordinary circumstances exist and with prior regulatory approval.

PROPOSED PURCHASES BY MANAGEMENT

       The following table sets forth, for each of Branch County's directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

		At the Minimum of the Estimated Offering Range		At the Maximum of Estimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:
Harold A. Adamson	$ 50,000	5,000	0.39%	5,000	0.29%
Lauren L. Bracy	250,000	25,000	1.96	25,000	1.45
Craig W. Dally	50,000	5,000	0.39	5,000	0.29
Stephen M. Ross	125,000	12,500	0.98	12,500	0.72
John R. Schroll	250,000	25,000	1.96	25,000	1.45
Frank M. Tripp	250,000	25,000	1.96	25,000	1.45
James R. Vozar	125,000	12,500	0.98	12,500	0.72
Gordon L. Welch	125,000	12,500	0.98	12,500	0.72

Executive Officers:
William C. Kurtz	50,000	5,000	0.39	5,000	0.29
Vicki L. Bassage	20,000	2,000	0.16	2,000	0.12
Thomas W. Morris	---	---	---	---	---
Andrew J. VanDoren	125,000	12,500	0.98	12,500	0.72
All directors and executive officers as a group (12 persons)	$1,420,000	142,000	11.13%	142,000	8.22%

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31
	2001	2000	1999

Interest Income
Loans, including fees	$13,551,332	$13,235,553	$11,502,527
Investment securities	289,520	351,741	330,983
Federal Home Loan Bank	689,437	281,941	692,150
Total interest income	14,530,289	13,869,235	12,525,660

Interest Expense
Deposits (Note 9)	4,997,875	4,754,176	4,376,934
Federal Home Loan Bank advances	3,119,539	2,680,496	2,621,354
Total interest expense	8,117,414	7,434,672	6,998,288

Net Interest Income	6,412,875	6,434,563	5,527,372

Provision for Loan Losses (Note 5)	1,038,547	245,000	180,000

Net Interest Income after Provision for Loan Losses	5,374,328	6,189,563	5,347,372

Noninterest Income
Fees and service charges	1,044,364	1,059,995	985,681
Loan servicing fees	182,485	174,343	162,216
Net gain on sale of loans	1,159,015	224,776	377,958
Net gain (loss) on loans reclassified (Note 5)	7,032	8,733	(50,325)
Net gain (loss) on trading activities	5,009	197	(10,540)
Net gain (loss) on sale of premises and equipment	(4,526)	9,484	157,864
Other income	28,640	55,561	59,326
Total noninterest income	2,422,019	1,533,089	1,682,180

Noninterest Expenses
Salaries and employee benefits (Note 14)	3,202,209	3,058,790	2,815,276
Occupancy and equipment	889,158	920,249	919,331
Data processing	510,391	263,833	257,123
Mortgage banking	368,978	131,988	159,012
NOW account expense	171,515	180,264	152,386
Professional services	222,174	137,199	142,654
Office supplies and forms	212,432	146,379	135,212
Advertising	51,509	55,356	65,316
Other general and administrative	1,110,090	742,467	718,930
Total noninterest expenses	6,738,456	5,636,525	5,365,240

Income - Before income taxes	1,057,891	2,086,127	1,664,312

Income Taxes (Note 11)	299,316	749,581	530,000

Net Income	$ 758,575	$ 1,336,546	$ 1,134,312
See Notes to Consolidated
Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

       The following discussion is intended to assist in understanding the financial condition and results of operations of Branch County. The discussion and analysis does not include any comments relating to Monarch Community Bancorp since Monarch Community Bancorp has no significant operations. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements and the other sections contained in the prospectus.

       Branch County's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and overnight deposits with the FHLB, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Branch County's results of operations also are affected by the level of its noninterest income and expenses and income tax expense.

Forward-Looking Statements

       This prospectus contains forward-looking statements which are based on assumptions and describe future plans, strategies and expectations of Monarch Community Bancorp and Branch County. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, changes in the relative difference between short and long-term interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, including levels of non-performing assets, demand for loan products, deposit flows, competition, demand for financial services in our market area, our operating costs and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and you should not rely too much on these statements.

Management Strategy

       Our strategy is to operate as an independent, retail oriented financial institution dedicated to serving the needs of customers in our market area. Our commitment is to provide a broad range of products and services to meet the needs of our customers. As part of this commitment, we expect to continue our origination of both higher credit quality and sub-prime residential real estate loans to borrowers in our market area.

Asset and Liability Management and Market Risk

       Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

       How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

       In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of Branch County which are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of our senior management. The purpose of the asset and liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The asset and liability management committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections. The chief financial officer is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors, at least quarterly.

       In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

•	originating shorter-term consumer loans and commercial construction and commercial permanent real estate loans for retention in our portfolio

•	selling a portion of the long-term, lower yielding, fixed rate residential mortgage loans we make

•	managing our deposits to establish stable deposit relationships with an emphasis on core, non-certificate deposits, supplementing these with brokered deposits, as appropriate, and

•	acquiring longer-term borrowings at fixed interest rates to offset the negative impact of longer-term fixed rate loans in our loan portfolio.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Branch County's interest rate risk position somewhat in order to maintain its net interest margin. In addition, in an effort to manage our interest rate risk and liquidity, in 2001 we sold $47.0 million of fixed-rate, one- to four-family mortgage loans in the secondary market.

       The Office of Thrift Supervision provides Branch County with the information presented in the following table. It presents the expected change in Branch County's net portfolio value at December 31, 2001 that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Change

+300 bp	$22,539	(1,850)	(8)%	13.30%	(32)bp
+200 bp	23,793	(596)	(2)	13.74	12 bp
+100 bp	24,485	96	--	13.87	26 bp
0 bp	24,389			13.62
-100 bp	23,747	(642)	(3)	13.10	(52)bp
-200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
-300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
___________

(1)   Assumes an instantaneous uniform change in interest rates at all maturities.
(2)   Not meaningful because some market rates would compute to a rate less than 0.

       The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings institutions. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

       As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Changes in Financial Condition from December 31, 2000 to December 31, 2001

       General. Branch County's total assets increased by $4.6 million or 2.8% to $168.7 million at December 31, 2001 compared to $164.1 million at December 31, 2000. The increase was primarily due to an increase in FHLB overnight time deposits of $1.7 million, or 16.5% to $12.0 million at December 31, 2001 from $10.3 million at December 31, 2000. Branch County also invested $1.5 million in a limited partnership formed to construct and operate multi-family housing units. Under the terms of the agreement, Branch County is allocated a portion of affordable housing federal income tax credits and will be allocated a portion of tax losses.

       Loans. Branch County's net loan portfolio decreased by $476,000, or 0.34% from $138.2 million at December 31, 2000 to $137.7 million at December 31, 2001. Branch County experienced significant levels of refinancing activity in 2001 as a result of the Federal Reserve lowering the discount rate an unprecedented eleven times. We originated $84.0 million of residential mortgage loans and sold $47.0 million of these loans in 2001. Consumer loans also declined slightly, from $21.8 million at December 31, 2000 to $20.7 million at December 31, 2001, or 5.1%, due primarily to a slowdown in the economy in the latter part of 2001 and 0% financing offered by automobile manufacturers. Commercial real estate, construction and development loans increased from $19.7 million to $21.7 million, or 10.2% during this time period.

       Securities. Unlike other similarly sized financial institutions, Branch County does not maintain a significant investment securities portfolio. We prefer to keep liquid assets in overnight interest-earning accounts at the FHLB for the increased liquidity these accounts provide.

       Liabilities. Branch County's deposits increased $6.7 million or 6.8% to $105.7 million at December 31, 2001 compared to $99.0 million at December 31, 2000. This increase was largely the result of a $6.1 million increase in jumbo certificates of deposit, most of which were obtained through out of market brokered deposits. Demand and NOW accounts increased by $1.1 million at December 31, 2001 from the same period a year earlier while money market and savings accounts increased by $3.0 million and $827,000 respectively for the same periods. Many of these deposits were transfers from maturing certificates of deposit less than $100,000. Management believes that the low interest rate environment resulted in consumers placing more of their deposits in products such as money market accounts, until interest rates increase, when they are expected to lock in higher interest rates in the form of certificates of deposit.

       Equity. Total equity amounted to $15.4 million at December 31, 2001 and $14.6 million at December 31, 2000, or 9.1% and 8.9%, respectively, of total assets at both dates. The increase in equity over the period was due to continued profitable operations.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

       The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

	Year Ended December 31,
	2001			2000
	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)

Overnight deposits at FHLB	$ 19,249	$ 689	3.58%	$ 4,827	$ 282	5.84%
Trading assets	250	14	5.60	656	41	6.25
Investment securities	417	31	7.43	521	19	3.65
Federal Home Loan Bank stock	2,509	245	9.76	2,281	291	12.76
Loans receivable(1)	140,732	13,551	9.63	136,684	13,236	9.68
Total earning assets	$163,157	14,530	8.91	$144,969	13,869	9.57

Demand and NOW accounts	$ 11,428	200	1.75	$ 10,818	244	2.26
Money market accounts	7,940	275	3.46	7,725	298	3.86
Savings deposits	14,542	369	2.54	14,732	440	2.99
Certificates of deposit	74,025	4,153	5.61	63,087	3,772	5.98
Federal Home Loan Bank advances	48,908	3,120	6.38	42,083	2,680	6.37
Total interest-bearing liabilities	$156,843	8,117	5.18	$138,445	7,434	5.37

Net interest income		$ 6,413			$ 6,435
Net interest spread			3.73%			4.20%
Net interest margin			3.93%			4.44%
Average interest-earning assets to average interest-bearing liabilities		1.04x			1.05x

_________________

(1)   Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis

       The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume are shown as mixed.

	Year Ended December 31,
	2001 vs. 2000
	Increase (Decrease) Due to			Total Increase (Decrease)
	Rate	Volume	Mix
	(In Thousands)
Interest-earning assets:
Overnight deposits at FHLB	$(109)	$ 842	$(326)	$407
Trading assets	(4)	(25)	2	(27)
Investment securities	20	(4)	(4)	12
Federal Home Loan Bank stock	(68)	29	(7)	(46)
Loans receivable	(68)	392	(9)	315
Total interest-earning assets	$(229)	$1,234	$(344)	$661

Interest-bearing liabilities:
Demand and NOW accounts	$ (55)	$ 14	$ (3)	$ (44)
Money market accounts	(31)	8	---	(23)
Savings accounts	(66)	(6)	1	(71)
Certificates of deposit	(233)	654	(40)	381
Federal Home Loan Bank advances	4	435	1	440
Total interest-bearing liabilities	$(381)	$1,105	$ (41)	$683

Net interest income				$ (22)

       The following table presents the weighted average yields earned on loans, overnight deposits and other interest-earning assets, and the weighted average rates paid on savings deposits and borrowings and the resultant interest rate spreads at December 31, 2001 and 2000.

	At December 31,
	2001	2000

Weighted average yield on:
Overnight deposits	1.51%	6.20%
Trading assets	4.09	6.45
Investment securities	6.75	3.90
Federal Home Loan Bank stock	6.75	8.26
Loans:
One- to four-family	8.76	N/A
Multi-family	10.15	N/A
Commercial	8.41	N/A
Construction or development	8.13	N/A
Total real estate loans	8.68	N/A
Other loans:
Consumer loans	9.79	N/A
Commercial business loans	7.73	N/A
Total loans	8.83	9.75
Combined weighted average yield on interest-earning assets	8.22	9.47

Weighted average rate paid on:
Demand and NOW accounts	1.55	2.50
Money market accounts	2.20	3.83
Savings deposits	1.37	3.00
Certificate of deposit accounts	4.71	6.36
Borrowings	6.15	6.36
Combined weighted average rate paid on interest-bearing liabilities	4.46	5.70

Spread	3.76	3.77

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000

       General. Branch County reported net income of $759,000 and $1.3 million, respectively, for the years ended December 31, 2001 and 2000.

       Net Interest Income. Net interest income before provision for loan losses was relatively consistent in 2000 and 2001, declining by $22,000 in 2001. Interest income increased by $661,000, or 4.8%, in 2001 and interest expense increased by $683,000, or 9.2% .

       Interest Income. The increase in interest income of $661,000, or 4.8% during the year ended December 31, 2001 was primarily due to an increase in the average balance of overnight funds held by the FHLB of $14.4 million in 2001 versus 2000. In addition, higher loan fees resulting from the significant volume of loan prepayments in 2001 compared to 2000 also contributed to the increase in interest income.

       Interest Expense. Offsetting the increase in interest income was a comparable increase in interest expense. Interest on deposits and FHLB advances increased by $244,000 and $439,000, or 5.1% and 16.4%, respectively, in 2001 from 2000, due primarily to a $10.9 million increase in the average balance of certificate of deposit accounts and a $6.8 million increase in the average balance of FHLB advances.

       Provision for Loan Losses. For the year ended December 31, 2001, the provision for loan losses amounted to $1.0 million compared to a provision for loan losses in 2000 of $245,000. The increase was brought about by a combination of a change in the composition of our loan portfolio, new guidance from the banking regulators on loan loss methodology, an OTS examination, an economic slow down and a new data processing service provider. The change in the quality of our loan portfolio is due to the volume of refinances and loan sales in 2001. The lower interest rate environment of 2001 caused the refinance and sale of many higher quality residential mortgages that were held in the portfolio. In addition, with the information system change we made in 2001 we were able to better identify various loan types, which allowed us to refine our approach to calculating the allowance for loan losses. This evolution in our policy was further supported by joint guidance issued by the SEC and bank regulators on the methodology and support for the determination of the allowance for loan losses. Finally, with the economic slowdown we are experiencing an increase in our non-performing and foreclosed assets that also supported further provisions in the allowance for loan losses.

       Noninterest Income. Noninterest income amounted to $2.4 million and $1.5 million for the years ended December 31, 2001 and 2000, respectively. The increase consisted primarily of a $1.2 million gain from the sale of mortgage loans in 2001 compared to a $225,000 gain in 2000, as a result of the sale of $47.0 million of residential mortgage loans in 2001 compared to $9.5 million in 2000. This significant increase was caused by the high level of loan refinance activity in 2001 as interest rates fell substantially from 2000.

       Noninterest Expenses. Noninterest expenses increased $1.1 million or 19.5% to $6.7 million for the year ended December 31, 2001 compared to the year ended December 31, 2000. This increase was primarily due to a $237,000 or 179.5% increase in mortgage banking expenses, a $247,000 or 93.5% increase in data processing expense resulting from the conversion to the new service provider, an $85,000 or 61.9% increase in professional fees, a $143,000 or 4.7% increase in salaries and benefits and a $368,000 or 49.5% increase in other general and administrative expenses, with $115,000 of this amount resulting from increased expenses in dealing with repossessed residential real estate.

       Income Taxes. Branch County recorded income tax expense for the year ended December 31, 2001 of $299,000 on income before tax of $1,058,000 for an effective tax rate of 28.3%. In 2000, we recorded an income tax expense of $750,000 on income before tax of $2,086,000 for an effective tax rate of 35.9%. The decrease in effective tax rates is attributable to the fluctuation of permanent book and tax differences such as non-deductible expenses and the dividend received deduction.

Liquidity and Commitments

       We are required to maintain appropriate levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above those believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. At
December 31, 2001, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings, was 18.2%.

       Branch County's liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Branch County's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, overnight deposits at the FHLB and funds provided from operations. While scheduled payments from the amortization of loans and overnight deposits are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Branch County also generates cash through borrowings. Branch County utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

       Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, Branch County maintains a strategy of investing in various lending products as described in greater detail under "Business of Branch County - Lending Activities." Branch County uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals and to fund loan commitments. At December 31, 2001, the total approved loan origination commitments outstanding, including the unadvanced portion of construction loans amounted to $1.3 million. Unused commercial and consumer lines of credit were $8.0 million as of December 31, 2001 and outstanding letters of credit were less than $100,000. Certificates of deposit scheduled to mature in one year or less at December 31, 2001, totaled $48.4 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Branch County. Branch County anticipates that it will continue to have sufficient funds, through deposits and borrowings, to meet its current commitments.

       Net income, depreciation and amortization and the provision for loan loss were the primary source of cash from operating activities. During the year ended December 31, 2001, net income provided $759,000 of cash compared to $1.3 million during the same period in 2000, a decrease of $578,000. Depreciation and amortization was a non-cash expense totaling $851,000 and $649,000 for the years ended December 31, 2001 and 2000, respecitvely. The provision for loan loss is also a non-cash expense, which resulted in an expense during the years ending December 31, 2001 and 2000 of $1.0 million and $245,000, respectively. These non-cash expenses are included in net income for purposes of calculating the results of operations during the respective years, and therefore are added to or subtracted from net income in determining cash flow from operating activities. The net proceeds on mortgage loans originated for sale provided $1.5 million for the year ended December 31, 2001 and were a use of funds of $195,000 for the same period in 2000.

       The primary uses of cash for Branch County are the funding of customer loans and the repayment of customer deposits. Branch County's primary sources of cash are customer deposits and advances from the Federal Home Loan Bank. During the years ended December 31, 2001 and 2000, we had net cash outlays for loan funding totaling $2.6 million and $13.3 million respectively. Branch County had total security purchases of $81,000 and $201,000 during the years ended December 31, 2001 and 2000, respectively. Securities sales or maturities totaled $106,000 and $93,000, respectively, for each of those periods. Net increases in customer deposits totaled $6.7 million and $2.9 million during the years ended December 31, 2001 and 2000, respectively. Federal Home Loan Bank advances decreased $3.5 million and increased $11.0 million, respectively, for the same periods.

       Our total equity increased to $15.4 million at December 31, 2001 from $14.6 million at December 31, 2000. At December 31, 2001, equity was 9.1% of total assets, compared to 8.9% at December 31, 2000. The increase in equity was the result of net income in 2001. See note 13 of the Notes to Consolidated Financial Statements.

Capital

       Consistent with its goals to operate a sound and profitable financial organization, Branch County actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $15.4 million at December 31, 2001, or 9.1% of total assets on that date. As of December 31, 2001, Branch County exceeded all capital requirements of the Office of Thrift Supervision. Branch County's regulatory capital ratios at December 31, 2001 were as follows: tangible capital 8.85%; leverage capital, 8.85%; and total risk-based capital, 13.54%. The regulatory capital requirements to be considered well capitalized are 3.0%, 5.0% and 10.0%, respectively.

Impact of Inflation

       The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

       Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

       The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Impact of Accounting Pronouncements

       Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998 (as amended by SFAS No. 137), standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. The Statement requires entities to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value, gains and losses, of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reasons for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. The Statement was adopted by Branch County on January 1, 2001, and did not have any effect on the consolidated financial position or results of operations.

       Goodwill and Other Intangible Assets. On January 1, 2002, Branch County adopted Statement of Financial Accounting Standards No. 142 (FAS 142), accounting for "Goodwill and Other Intangible Assets". Under FAS 142, identifiable intangible assets that meet certain criteria will continue to be amortized over their estimated useful lives. However, goodwill and non-identifiable intangible assets will no longer be amortized. Instead, these assets will be evaluated for impairment on an annual basis. If an asset is deemed to be impaired, the asset will be written down through an adjustment to current earnings. FAS 142 will have no impact on our financial statements.

BUSINESS OF MONARCH COMMUNITY BANCORP, INC.

       Branch County is changing its name to Monarch Community Bank and converting to the stock form of organization. It will become a wholly owned subsidiary of Monarch Community Bancorp. Monarch Community Bancorp initially will not be an operating company and, after the conversion, is not expected to engage in any significant business activity other than to hold the common stock of Branch County and the employee stock ownership plan loan, and to invest the funds retained by it.

       Monarch Community Bancorp is not expected to own or lease real or personal property initially, but will instead use the facilities of Branch County. At the present time, Monarch Community Bancorp does not intend to employ any persons other than certain officers of Branch County, but will utilize the support staff of Branch County from time to time.

BUSINESS OF BRANCH COUNTY

General

       Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences and a variety of consumer loans. We also originate loans secured by commercial and multi-family real estate, commercial business loans and construction loans secured primarily by residential real estate.

       Our revenues are derived principally from interest on loans and interest on overnight deposits at the FHLB.

       We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include passbook and statement savings accounts, money market deposit accounts, NOW and non-interest bearing checking accounts and certificates of deposit with varied terms ranging from six months to 60 months. We solicit deposits in our market area and utilize brokered deposits.

Market Area

       We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Coldwater, Michigan and have five full service retail offices and one drive-through only location, all primarily serving Branch and Hillsdale counties in Michigan.

Lending Activities

       General. Our mortgage loans carry either a fixed or an adjustable rate of interest. Mortgage loans are generally long-term and amortize on a monthly basis with principal and interest due each month. At December 31, 2001, our net loan portfolio totaled $137.7 million, which constituted 81.6% of our total assets.

       Loans up to $400,000 may be approved by loan officers and loans up to $500,000 may be approved by the President within individual lending limits set by the board of directors. Loans over $500,000 and up to $1.0 million must be approved by a committee of the board of directors. Any loan over $1.0 million must be approved by the full board of directors.

       At December 31, 2001, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was $2.6 million. At that date we had four loan relationships in excess of $500,000.

•	Our largest loan relationship was originated in November 2000 and is a series of acquisition, development and construction loans for $2.8 million secured by a single family residence in southwest Michigan. The construction loans have an 18 month term but will convert to a permanent residential mortgage loan upon completion of construction. We have sold a $500,000 participation interest to another lending institution, leaving an outstanding balance of $2.3 million at December 31, 2001.

•	Our second largest loan relationship was originated in October 2001 with a commitment totaling $1.6 million. This loan is for the construction of a commercial business in southwest Michigan. This loan has a fixed interest rate, with interest only payments in the first year. The loan then converts to a fully amortizing fixed rate loan with a 20 year term. The Small Business Administration has committed to fund $645,000 of the loan upon completion of the project. This loan had an outstanding balance at December 31, 2001 of $922,000.

•	Our third largest loan relationship was originated in September 1996 and is a series of four loans totaling $1.5 million for the development of residential building lots in southwest Michigan. Three of these loans were renewed in December 2001. The longest of these loans has a five year term and the loans call for interest only payments, with principal repayments upon the sale of each lot.

•	Our fourth largest loan relationship was originated in October 2001 to finance the purchase of a golf course in southwest Michigan. The loan was for $821,000 and has a five year term with a fixed interest rate.

All of the loans discussed above were current and performing in accordance with their terms at December 31, 2001, although the third loan is on the watch list as the borrower has been servicing the loan from other income rather than the sale of lots in the project.

       Loan Portfolio Composition. The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	December 31,
	2001		2000
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Real Estate Loans:
One- to four-family	$ 95,445	68.2%	$ 96,707	69.1%
Multi-family	245	0.2	259	0.2
Commercial	14,898	10.6	14,040	10.0
Construction or development	6,785	4.8	5,684	4.1
Total real estate loans	117,373	83.8	116,690	83.4

Other loans:
Consumer loans:
Automobile	3,287	2.3	4,002	2.9
Home equity	14,084	10.1	14,827	10.6
Manufactured housing	1,557	1.1	1,902	1.4
Other	1,800	1.3	1,109	0.8
Total consumer loans	20,728	14.8	21,840	15.7

Commercial Business Loans	1,884	1.4	1,339	0.9

Total other loans	22,612	16.2	23,179	16.6

Total Loans	139,985	100.0%	139,869	100.0%

Less:
Loans in process	18		97
Deferred fees and discounts	563		718
Allowance for losses	1,683		857
	$137,721		$138,197

       The following table shows the composition of our loan porfolio by fixed- and adjustable-rate at the dates indicated.

	December 31,
	2001		2000
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Fixed-Rate Loans:
Real estate:
One- to four-family	$ 81,628	58.31%	$ 77,518	55.42%
Multi-family	245	0.17	259	0.19
Commercial	10,677	7.63	9,713	6.94
Construction or development	5,612	4.01	4,401	3.15
Total real estate loans	98,162	70.12	91,891	65.70

Consumer	20,728	14.81	21,840	15.61
Commercial business	884	0.63	632	0.45
Total fixed-rate loans	119,774	85.56	114,363	81.76

Adjustable-Rate Loans:
Real estate:
One- to four-family	13,817	9.87	19,189	13.72
Multi-family	---	---	---	---
Commercial	4,221	3.01	4,327	3.09
Construction or development	1,173	0.84	1,283	0.92
Total real estate loans	19,211	13.72	24,799	17.73

Consumer	---	---	---	---
Commercial business	1,000	0.72	707	0.51
Total adjustable-rate loans	20,211	14.44	25,506	18.24
Total loans	139,985	100.00%	139,869	100.00%

Less:
Loans in process	18		97
Deferred fees and discounts	563		718
Allowance for loan losses	1,683		857
Total loans receivable, net	$137,721		$138,197

       The following schedule illustrates the contractual maturity of our loan portfolio at December 31, 2001. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate
	One- to Four-Family		Multi-family and Commercial		Construction or Development		Consumer		Commercial Business		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)
Due During Years Ending December 31,
2002	$ 4,215	8.06%	$ 1,795	7.87%	$5,596	7.82%	$ 2,175	9.61%	$ 717	7.37%	$ 14,498	8.14%
2003	1,141	10.20	1,316	8.84	227	8.25	1,884	10.61	24	9.99	4,592	9.88
2004	3,053	8.58	839	8.65	65	8.11	5,080	9.27	568	8.30	9,605	8.93
2005 and 2006	1,382	9.70	2,583	8.64	453	10.45	5,501	9.74	445	8.18	10,364	9.42
2007 to 2008	1,242	9.17	764	8.77	22	12.50	1,426	10.20	130	5.25	3,584	9.37
2009 to 2023	33,226	8.58	6,568	8.69	422	9.58	4,398	9.96	---	---	44,614	8.74
2024 and following	51,186	8.88	1,278	6.75	---	---	264	11.29	---	---	52,728	8.84

       The total amount of loans due after December 31, 2002 which have predetermined interest rates is $107.7 million while the total amount of loans due after such date which have floating or adjustable rates is $17.8 million.

       One- to Four-Family Residential Real Estate Lending. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At December 31, 2001, one- to four-family residential mortgage loans totaled $95.4 million, or 68.2% of our gross loan portfolio.

       Since 1985, Branch County has originated sub-prime residential mortgage loans. We define sub-prime loans as loans to borrowers:

•	with a credit score of less than 600, or

•	that do not fall into either of our top two of four pricing criteria.

Our definition of sub-prime lending is substantially similar to regulatory guidelines. We review a borrower's credit history, income, debt to income ratio and the loan to value ratio of the collateral in determining whether a loan is sub-prime.

       Because of the limitations of our data processing service provider prior to mid-2001, we were not able to segregate our sub-prime residential mortgage loans from our higher credit quality residential loans. Since our conversion to a new data processing service, we have been able to track our sub-prime loans based on the criteria described above. All residential mortgage loans in our portfolio that have been performing in accordance with their terms for four or more years are not classified as sub-prime loans. At December 31, 2001, $19.4 million, or 20.3% of our residential mortgage loans were sub-prime loans. We charge higher interest rates on our sub-prime residential mortgage loans to attempt to compensate for the increased risk in these loans. While we have higher delinquency and foreclosure rates than our peers on our residential mortgage loans, we have not experienced unacceptable charge-offs on these loans. See "Asset Quality."

       Sub-prime lending entails a higher risk of delinquency, foreclosure and ultimate loss than residential loans to more creditworthy borrowers. Delinquencies, foreclosure and losses generally increase during economic slowdowns or recessions like we are currently experiencing.

       We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property. Presently, we lend up to 97% of the lesser of the appraised value or purchase price for one- to four-family residential loans. For loans with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure below 80%. Properties secured by one- to four-family loans were appraised by licensed staff appraisers through December 31, 2001. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount not less than the value of the property improvements.

       We currently originate one- to four-family mortgage loans on either a fixed- or adjustable-rate basis, as consumer demand dictates. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with secondary market requirements and other local financial institutions, and consistent with our internal needs. Our pricing for sub-prime loans is higher, as we attempt to offset the increased risks and costs involved in dealing with a greater percentage of delinquencies and foreclosures. Adjustable-rate mortgage, or ARM loans, are offered with either a one-year, three-year or seven-year term to the initial repricing date. After the initial period, the interest rate for each ARM loan adjusts annually for the remainder of the term of the loan. During the year ended December 31, 2001, we originated $2.9 million of one- to four-family ARM loans, and $81.1 million of one- to four-family fixed-rate mortgage loans.

       Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are generally fully amortizing, with payments due monthly. These loans normally remain outstanding, however, for a substantially shorter period of time because of refinancing and other prepayments. A significant change in the current level of interest rates could alter the average life of a residential loan in our portfolio considerably. Our one- to four-family loans are generally not assumable, do not contain prepayment penalties and do not permit negative amortization of principal. Most are written using secondary market underwriting guidelines, although we retain in our portfolio those loans which do not qualify for sale in the secondary market. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

       Our one- to four-family residential ARM loans are fully amortizing loans with contractual maturities of up to 30 years, with payments due monthly. Our ARM loans generally provide for a maximum 2% annual adjustment and 6% lifetime adjustment to the initial rate. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as is our cost of funds.

       In order to remain competitive in our market area, we may originate ARM loans at initial rates below the fully indexed rate.

       ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. We have not experienced difficulty with the payment history for these loans. See "- Asset Quality -- Non-performing Assets" and "-- Classified Assets."

       Multi-family and Commercial Real Estate Lending. We offer a variety of multi-family and commercial real estate loans. These loans are secured primarily by residential development projects, golf courses, commercial properties, retail establishments, churches and small office buildings located in our market area. At December 31, 2001, multi-family and commercial real estate loans totaled $15.1 million or 10.8% of our gross loan portfolio.

       Our loans secured by multi-family and commercial real estate are originated with either a fixed or adjustable interest rate. The interest rate on adjustable-rate loans is based on the Wall Street Journal prime rate plus a margin, generally determined through negotiation with the borrower. Loan-to-value ratios on our multi-family and commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan. These loans typically require monthly payments, may not be fully amortizing and have maximum maturities of 25 years.

       Loans secured by multi-family and commercial real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. We generally require personal guarantees of the borrowers in addition to the security property as collateral for such loans. We generally require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing multi-family and commercial real estate loans are generally performed by independent state licensed fee appraisers approved by the board of directors. See "- Loan Originations, Purchases, Sales and Repayments."

       We do not generally maintain an insurance escrow account for loans secured by multi-family and commercial real estate, although we may maintain a tax escrow account for these loans. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is requested or required to provide periodic financial information.

       Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Such loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Non-performing Loans."

       Construction and Development Lending. We make construction loans to builders and to individuals for the construction of their residences as well as to businesses and individuals for commercial real estate construction projects. Substantially all of these loans are secured by property located within our market area. At December 31, 2001, we had $6.8 million in construction and development loans outstanding, representing 4.8% of our gross loan portfolio.

       Construction and development loans are obtained through continued business with builders who have previously borrowed from us, from walk-in customers and through referrals from realtors and other customers. The application process includes submission of plans, specifications and costs of the project to be constructed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value and/or the cost of construction, including the land and the building. We generally conduct regular inspections of the construction project being financed.

       Loans secured by building lots are generally granted with terms of up to 18 months and are available with either fixed or adjustable interest rates and on individually negotiated terms. During the construction phase, the borrower generally pays interest only on a monthly basis. Loan-to-value ratios on our construction and development loans typically do not exceed 80% of the appraised value of the project on an as completed basis, although the board of directors has made limited exceptions to this policy where special circumstances exist.

       Because of the uncertainties inherent in estimating construction and development costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. These loans also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. In addition, payment of interest from loan proceeds can make it difficult to monitor the progress of a project.

       Consumer and Other Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At December 31, 2001, our consumer loan portfolio totaled $20.7 million, or 14.8% of our gross loan portfolio. We offer a variety of secured consumer loans, including home equity loans and lines of credit, home improvement loans, auto loans, boat and recreational vehicle loans, manufactured housing loans and loans secured by savings deposits. We also offer a limited amount of unsecured loans. We originate our consumer loans in our market area.

       Our home equity loans, including lines of credit, and home improvement loans totaled $14.1million, and comprised 10.1% of our gross loan portfolio at December 31, 2001. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the value of the property securing the loan. The term to maturity on our home equity and home improvement loans may be up to 15 years. Home equity lines of credit have a maximum term to maturity of up to five years and have fixed interest rates. No principal payments are required on home equity lines of credit during the loan term. Other consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower.

       We originate auto loans, boat and recreational vehicle loans and manufactured housing loans on a direct basis and boat and recreational vehicle loans on an indirect basis beginning in 2001. We generally buy indirect loans on a rate basis, paying the dealer a cash payment for loans with an interest rate in excess of the rate we require. This premium is amortized over the remaining life of the loan. Any prepayments or delinquencies are charged to future amounts owed to that dealer, with no dealer reserve or other guarantee of payment if the dealer stops doing business with us.

       We underwrite indirect loans using the Fair-Isaacs credit scoring system, a widely used credit evaluation system. All indirect loans are required to meet one of our top two of four credit pricing requirements before we accept them. We had $92,000 of indirect consumer loans at December 31, 2001. We intend to increase our emphasis on indirect consumer lending.

       Auto loans totaled $3.3 million at December 31, 2001, or 2.3% of our gross loan portfolio. Auto loans may be written for up to six years and have fixed rates of interest. Loan to value ratios are up to 100% of the sales price for new autos and 100% of wholesale value on used cars, based on valuation from official used car guides.

       Manufactured housing loans totaled $1.6 million at December 31, 2001, or 1.1% of our gross loan portfolio. This amount is down significantly over the last two years, due to a higher than acceptable delinquency and loss experience with these loans. Manufactured housing loans are currently offered at fixed rates of interest for terms up to 15 years, and at a maximum loan to value ratio of 85%. Manufactured housing loans in our portfolio, however, may have longer terms and higher loan to value ratios. At December 31, 2001, $111,000 or 7.1% of our manufactured housing loans were more than 90 days past due. See "- Asset Quality - Non-Performing Assets."

       We originate sub-prime consumer loans, using the same definition as residential mortgage loans. Based on this definition, and assuming that all consumer loans that have been performing in accordance with their terms for four or more years are not sub-prime loans, at December 31, 2001 $4.3 million, or 20.7% of our consumer loan portfolio were sub-prime loans.

       Consumer loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles, boats, manufactured housing and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors."

Commercial Business Lending

       At December 31, 2001, commercial business loans comprised $1.9 million, or 1.4% of Branch County's gross loan portfolio. Most of our commercial business loans have been extended to finance local businesses and include short term loans to finance machinery and equipment purchases, inventory and accounts receivable. Commercial business loans also involve the extension of revolving credit for a combination of equipment acquisitions and working capital needs.

       The terms of loans extended on the security of machinery and equipment are based on the projected useful life of the machinery and equipment, generally not to exceed seven years. Lines of credit generally are available to borrowers for up to 12 months, and may be renewed by Branch County. We issue a few standby letters of credit which are offered at competitive rates and terms and are issued on a secured basis. We are attempting to expand our volume of commercial business loans.

       Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans. Nonetheless, these loans are believed to carry higher credit risk than more traditional single family loans.

       Unlike residential mortgage loans, commercial business loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions). Our commercial business loans are usually, but not always, secured by business assets. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Loan Originations, Purchases, Sales and Repayments

       We originate loans through referrals from real estate brokers and builders and other customers, our marketing efforts, and our existing and walk-in customers. We also originate consumer loans through relationships with dealerships. While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans is dependent upon customer demand for loans in our market area. Demand is affected by local competition and the interest rate environment. During the last several years, due to low market interest rates, our dollar volume of fixed-rate, one- to four-family loans has substantially exceeded the dollar volume of the same type of adjustable-rate loans. We sell a portion of the conforming, fixed rate, one- to four-family residential loans we originate and we keep the sub-prime residential real estate loans we originate. We do not purchase loans. Furthermore, during the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States.

       In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

       The following table shows the loan origination, sale and repayment activities of Branch County for the periods indicated.

	Year Ended December 31,
	2001	2000
	(In Thousands)
Originations by type:
Real Estate:
One- to four-family	$ 83,991	$34,280
Multi-family	10	---
Commercial	6,734	5,299
Construction or development	5,235	4,959
Total real estate loans	95,970	44,538

Consumer Loans:
Automobile	1,946	2,280
Home equity	4,051	7,763
Manufactured housing	367	956
Other	1,619	800
Commercial business	1,416	661
Total loans originated	105,369	56,998

Sales and Repayments:
One- to four-family loans sold	46,958	9,530
Principal repayments	58,295	35,670
Total reductions	105,253	45,200
Decrease in other items, net	(592)	(15)
Net increase (decrease)	$ (476)	$11,783

Asset Quality

       When a borrower fails to make a payment on a mortgage loan on or before the default date, a late charge notice is mailed 10 to 15 days after the due date. All delinquent accounts are reviewed by a collector, who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. Once the loan becomes 60 days delinquent, contact with the borrower is made requesting payment of the delinquent amount in full, or the establishment of an acceptable repayment plan to bring the loan current. All loans over 90 days delinquent are handled by the senior collections officer until the delinquency is resolved or foreclosure occurs. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. During this 30 day period, the collector may accept a written repayment plan from the borrower which would bring the account current within the next 90 days. During 2001 we increased our loan collections staff from two to three people, adding an experienced loan collector to head this department.

       For consumer loans a similar collection process is followed. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure due to the nature of the collateral.

       Delinquent Loans. The following tables set forth our loan delinquencies by type, number, amount and percentage of type at the dates indicated.

	December 31, 2001 Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in Thousands)
Real Estate:
One- to four-family	76	$4,080	4.27%	42	$2,251	2.36%	118	$6,331	6.63%
Multi-family	---	---	---	---	---	---	---	---	---
Commercial	4	393	2.64	2	161	1.08	6	554	3.72
Construction or development	---	---	---	3	257	3.79	3	257	3.79

Total real estate loans	80	4,473	3.81	47	2,669	2.27	127	7,142	6.08

Consumer	41	486	2.34	30	306	1.48	71	792	3.82
Commercial business	---	---	---	---	---	---	---	---	---

Total	121	$4,959	3.54%	77	$2,975	2.13%	198	$7,934	5.67%

	December 31, 2000 Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Delinquent Loans
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in Thousands)
Real Estate:
One- to four-family	61	$3,156	3.26%	42	$2,248	2.33%	103	$5,404	5.59%
Multi-family	---	---	---	---	---	---	---	---	---
Commercial	2	566	4.03	1	142	1.01	3	708	5.04
Construction or development	---	---	---	---	---	---	---	---	---

Total real estate loans	63	3,722	3.19	43	2,390	2.05	107	6,112	5.24

Consumer	42	505	2.31	26	290	1.33	68	795	3.64
Commercial business	---	---	---	1	17	1.27	1	17	1.27

Total	105	$4,227	3.02%	70	$2,697	1.93%	175	$6,924	4.95%

       The table below sets forth the amounts and categories of non-performing assets in the Bank's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. For all years presented, the Bank had no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets include assets acquired in settlement of loans.

	December 31,
	2001	2000
	(Dollars in Thousands)

Non-accruing loans:
One- to four-family	$ ---	$ ---
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	---	---
Commercial business	---	---
Total	---	---

Accruing loans delinquent more than 90 days:
One- to four-family	2,251	2,248
Multi-family	---	---
Commercial real estate	161	142
Construction or development	257	---
Consumer	306	290
Commercial business	---	17
Total	2,975	2,697

Foreclosed assets:
One- to four-family	2,437	1,304
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	136	13
Commercial business	---	---
Total	2,573	1,317

Total non-performing assets	$5,548	$4,014
Total as a percentage of total assets	3.29%	2.45%

       For the year ended December 31, 2001 there was no gross interest income which would have been recorded had non-accruing loans been current in accordance with their original terms.

       Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 2001, there were also five loans totaling an aggregate of $1.8 million with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

       Of these five loans, three had balances of less than $200,000 each. The fourth loan was a commercial real estate loan with a balance of $818,000 at December 31, 2001. This loan is secured by a golf course in southwest Michigan.

       The fifth loan is a series of commercial real estate loans totaling $610,000, originated in 1996 and renewed in February, 2001 for the purpose of developing residential building lots in southwest Michigan. At December 31, 2001, 54% of the lots were sold. We have personal guarantees from the borrowers for 98% of the loan amount.

       At December 31, 2001, all five of these loans were current and performing in accordance with their terms.

       Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of Thrift Supervision to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

       When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision and the FDIC, which may order the establishment of additional general or specific loss allowances.

       In connection with the filing of our periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at December 31, 2001, we had classified $5.5 million of our assets as substandard, $555,000 as doubtful and none as loss. The total amount classified represented 39.4% of our equity capital and 3.6% of our assets at December 31, 2001.

       Provision for Loan Losses. We recorded a provision for loan losses for the year ended December 31, 2001 of $1.0 million compared to $245,000 for the year ended December 31, 2000. The provision for loan losses is charged to income to bring our allowance for loan losses to a level deemed appropriate by management based on the factors discussed below under "-- Allowance for Loan Losses." See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended December 31, 2001 and 2000 - Provision for Loan Losses" for a discussion of the reasons for the increased provision in 2001.

       Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances for identified problem loans and portfolio segments. In addition, the allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

       The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of such loans or pools of loans. Changes in risk evaluations of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience as well as on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Operating Results for the Years Ended December 31, 2001 and 2000 - Provision for Loan Losses" for a discussion of the reasons for the increased provision in 2001.

       The appropriateness of the allowance is reviewed by management based upon our evaluation of then-existing economic and business conditions affecting our key lending areas and other conditions, such as credit quality trends (including trends in delinquencies, nonperforming loans and foreclosed assets expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan. Senior management reviews these conditions quarterly. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of this condition may be reflected as a specific allowance applicable to this credit or portfolio segment.

       The allowance for loan losses is based on estimates of losses inherent in the loan portfolio. Actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any more recent information that has become available. As a result of our conversion to a new data processing service provider in 2001, we now have the ability to track sub-prime residential and consumer loans as a separate category of loans. This gives us the ability to comply with a comment from the Office of Thrift Supervision to separately track our sub-prime loans and to increase our allowance for loan losses.

       At December 31, 2001, our allowance for loan losses was $1.7 million or 1.22% of the total loan portfolio and approximately 56.6% of total non-performing loans. Assessing the adequacy of the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonable estimated loan losses inherent in our loan portfolios.

	December 31,
	2001	2000
	(Dollars in Thousands)

Balance at beginning of period	$ 857	$ 705

Charge-offs:
One- to four-family	116	60
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	206	55
Commercial business	---	---
	322	115

Recoveries:
One- to four-family	72	5
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	37	17
Commercial business	---	---
	109	22

Net charge-offs	213	93
Additions charged to operations	1,039	245
Balance at end of period	$1,683	$ 857

Ratio of net charge-offs during the period to average loans outstanding during the period	0.15%	0.07%

Ratio of net charge-offs during the period to non-performing assets	4.46%	2.85%

Allowance as a percentage of non-performing loans	56.57%	31.78%

Allowance as a percentage of total loans (end of period)	1.22%	0.62%

       The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	December 31,
	2001			2000
	Amount of Loan Loss Allowance	Loan Amounts by Category(1)	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category(1)	Percent of Loans in Each Category to Total Loans
	(In thousands)

One- to four-family(2)	$ 821	$ 93,734	66.2%	$415	$ 96,198	68.4%
Multi-family and non-residential real estate	10	3,496	2.5	7	2,637	1.9
Construction or development	27	4,884	3.4	12	2,711	1.9
Consumer	302	22,803	16.1	148	23,333	16.6
Commercial	523	16,659	11.8	275	15,714	11.2
Total	$1,683	$141,576	100.0%	$857	$140,593	100.0%

(1) Loan categories are based on the type of loan as opposed to the underlying collateral, which is the basis for other loan tables presented in this document.

(2) One- to four-family loans includes real estate in judgment and subject to redemption of $1.6 million and $724,000 at December 31, 2001 and 2000, respectively.

Investment Activities

       Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. See "How We Are Regulated - Branch County" and "- Qualified Thrift Lender Test" for a discussion of additional restrictions on our investment activities.

       The President has the basic responsibility for the management of our investment portfolio, under the guidance of the asset and liability management committee. The President considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

       The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

       Our investment portfolio consists primarily of overnight deposits with the FHLB. This provides us with maximum flexibility and liquidity, although we may sacrifice yield compared to a traditional investment portfolio of short and medium term government and Agency securities. We also have a limited amount of U.S. Government and Agency securities and mortgage-backed securities. See Notes 2 and 3 of the Notes to Consolidated Financial Statements.

       In 2001 we invested in a limited partnership that was organized to construct, own and operate low and moderate income multi-family housing units located in Coldwater, Michigan. The project is expected to be completed by September 2002. We have invested $1.5 million in this project.

       A low and moderate-income housing project qualifies for certain federal income tax credits if:

•	it is a residential rental property,

•	the units are used on a non-transient basis, and

•	20% or more of the units in the project are occupied by tenants whose incomes are 50% or less of the area median gross income, adjusted for family size, or alternatively, at least 40% of the units in the project are occupied by tenants whose incomes are 60% or less of the area median gross income.

Qualified low-income housing projects generally must comply with these and other rules for 15 years, beginning with the first year the project qualified for the tax credit, or some or all of the tax credit together with interest may be recaptured.

       We expect to receive tax credits beginning in 2002. We expect the project to incur operating losses primarily due to the accelerated depreciation of assets. We are accounting for our investment in this project on the equity method. Accordingly, we will record our share of losses as reductions to our investment in the project. See Note 4 of the Notes to Consolidated Financial Statements for additional information regarding our limited partnership investment.

       The following table sets forth the composition of our securities portfolio at the dates indicated.

	December 31,
	2001		2000
	Value	% of Total	Value	% of Total
	(Dollars in Thousands)

Trading assets, at fair value:
Mortgage backed securities	$258	100.00%	$239	100.00%

Investment securities, at amortized cost:
Mortgage-backed securities	$367	100.00%	$473	100.00%

Investment securities, at fair value	$369	100.00%	$471	100.00%

       The composition and maturities of the investment securities portfolio, excluding FHLB stock, are indicated in the following table.

	Less than 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total Securities
	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Value	Weighted Average Yield	Fair Value
	(Dollars in Thousands)
Trading assets, at fair value:
Mortgage-backed securities (1)	$258	7.44%	$ ---	---%	$ ---	---%	$ ---	---%	$258	7.44%	$258

Investment securities, at amortized cost	$ ---	---%	$ ---	---%	$ ---	---%	$367	7.41%	$367	7.41%	$369

(1)       This investment consists of mutual funds that invest in mortgage-backed securities.

Sources of Funds

       General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and overnight funds and funds provided from operations.

       Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of passbook accounts, money market deposit accounts, NOW and demand accounts and certificates of deposit. We solicit deposits in our market area and have accepted and continue to utilize brokered deposits. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.

       The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

       The following table sets forth our deposit flows during the periods indicated.

	Year Ended December 31,
	2001	2000
	(Dollars in Thousands)

Opening balance	$ 98,986	$96,089
Net deposits (withdrawals)	1,650	(1,831)
Interest credited	5,062	4,728

Ending balance	$105,698	$98,986

Net increase	$ 6,712	$ 2,897

Percent increase	6.78%	3.01%

       The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by Branch County at the dates indicated.

	Year Ended December 31,
	2001		2000
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)

Transactions and Savings Deposits:

Non-interest bearing accounts	$ 1,863	1.76%	$ 2,580	2.60%
Savings accounts 1.4%	14,770	13.95	13,943	14.05
NOW accounts 1.6%	9,013	8.51	7,955	8.02
Money market accounts 2.2%	10,036	9.48	7,002	7.06

Total non-certificates	35,682	33.70	31,480	31.73

Certificates:

0.00 - 1.99%	331	0.31	---	---
2.00 - 3.99%	20,382	19.25	---	---
4.00 - 5.99%	36,661	34.63	12,894	12.99
6.00 - 7.99%	12,641	11.94	53,997	54.42
8.00 - 9.99%	---	---	615	0.62

Total certificates	70,015	66.13	67,506	68.03
Accrued interest	174	0.17	237	0.24
Total deposits	$105,871	100.00%	$99,223	100.00%

       The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of December 31, 2001.

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(In Thousands)

Certificates of deposit less than $100,000	$11,960	$ 8,491	$12,895	$17,456	$50,802

Certificates of deposit of $100,000 or more	6,849	4,759	3,419	4,186	19,213

Total certificates of deposit	$18,809	$13,250	$16,314	$21,642	$70,015

       The following table shows rate and maturity information for our certificates of deposit as of December 31, 2001.

	0.00- 1.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%	Total	Percent of Total
	(Dollars in Thousands)
Certificate accounts maturing in quarter ending:

March 31, 2002	$ ---	$8,434	$ 8,914	$ 1,461	$18,809	26.86%
June 30, 2002	212	6,200	5,234	1,604	13,250	18.92
September 30, 2002	119	2,515	6,105	1,612	10,351	14.78
December 31, 2002	---	2,463	907	2,593	5,963	8.52
March 31, 2003	---	---	2,448	825	3,273	4.68
June 30, 2003	---	---	1,914	463	2,377	3.40
September 30, 2003	---	117	1,078	883	2,078	2.97
December 31, 2003	---	315	324	610	1,249	1.78
March 31, 2004	---	---	2,122	290	2,412	3.45
June 30, 2004	---	---	1,406	186	1,592	2.27
September 30, 2004	---	1	3,300	100	3,401	4.86
December 31, 2004	---	337	383	350	1,070	1.53
Thereafter	---	---	2,525	1,665	4,190	5.98

Total	$331	$20,382	$36,660	$12,642	$70,015	100.00%

Percent of total	.47%	29.11%	52.36%	18.06%

       Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings historically have consisted of advances from the Federal Home Loan Bank of Indianapolis. See Note 10 of the Notes to Consolidated Financial Statements.

       We may obtain advances from the Federal Home Loan Bank of Indianapolis upon the security of certain of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At December 31, 2001, we had $45.5 million in Federal Home Loan Bank advances outstanding.

       The following table sets forth the maximum month-end balance and average balance of Federal Home Loan Bank advances for the periods indicated.

	Year Ended December 31,
	2001	2000
	(In Thousands)
Maximum Balance:
FHLB advances	$50,500	$51,000

Average Balance:
FHLB advances	$48,708	$42,033

       The following table sets forth certain information concerning our borrowings at the dates indicated.

	December 31,
	2001	2000
	(Dollars in Thousands)

FHLB advances	$45,500	$49,000

Weighted average interest rate of FHLB advances	6.15%	6.36%

Subsidiary and Other Activities

       As a federally chartered savings bank, we are permitted by Office of Thrift Supervision regulations to invest up to 2% of our assets, or $3.4 million at December 31, 2001, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes.

       At December 31, 2001, we had one active subsidiary, Community Services Group, Inc., which owns stock in MIMLIC Insurance Company, a life and accident insurance company. MIMLIC primarily reinsures mortgage and credit life insurance, as well as accident and disability insurance. As of December 31, 2001, our total investment in this subsidiary was $685,000 which consisted principally of deposits in Branch County and our mortgage-backed securities portfolio.

Competition

       We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers, including non-local Internet based and telephone based competition. Other savings institutions, commercial banks, credit unions and finance companies, including non-local Internet based entities, provide vigorous competition in consumer lending.

       We attract deposits through our branch office system and we utilize out of area brokered deposits. Competition for deposits is principally from other savings institutions, commercial banks and credit unions, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.

Employees

       At December 31, 2001, we had a total of 78 employees, including three part-time employees. Since that date we have reduced our staff to 63 employees, including one part-time employee. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

       At December 31, 2001, we had five full service offices, one drive-through only facility and one commercial loan office, which has since been consolidated. At December 31, 2001, we owned all of our offices. The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was $4.8 million at December 31, 2001.

       We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Branch County and Monarch Community Bancorp.

       We utilize a third party service provider to maintain our data base of depositor and borrower customer information. The net book value of the data processing and computer equipment utilized by us at December 31, 2001 was $155,000.

Legal Proceedings

From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

MANAGEMENT

Management of Monarch Community Bancorp, Inc.

       The board of directors of Monarch Community Bancorp consists of the same individuals who serve as directors of Branch County. Our board of directors is divided into three classes, each of which contains approximately one-third of the board. The directors will be elected by the stockholders of Monarch Community Bancorp for three year terms, or until their successors are elected. One class of directors, consisting of Frank M. Tripp, Stephen M. Ross and Gordon L. Welch, has a term of office expiring at the first annual meeting of stockholders. A second class, consisting of John R. Schroll and Craig W. Dally, has a term of office expiring at the second annual meeting of stockholders. The third class, consisting of Harold A. Adamson, Lauren L.

Bracy and James R. Vozar, has a term of office expiring at the third annual meeting of stockholders.

       The following individuals are executive officers of Monarch Community Bancorp and hold the offices set forth below opposite their names.

Executive	Position Held with Monarch Community Bancorp

John R. Schroll	President and Chief Executive Officer
William C. Kurtz	Senior Vice President and Treasurer

       Our executive officers are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

       Information concerning the principal occupations, employment and compensation of our directors and executive officers is set forth under "- Management of Branch County" and "- Executive Officers Who Are Not Directors." Directors initially will not be compensated by Monarch Community Bancorp but will serve and be compensated by Branch County. It is not anticipated that separate compensation will be paid to directors of Monarch Community Bancorp until such time as these persons devote significant time to the separate management of Monarch Community Bancorp's affairs, which is not expected to occur until we become actively engaged in additional businesses other than holding the stock of Branch County. Monarch Community Bancorp may determine that such compensation is appropriate in the future.

Management of Branch County

       Because Branch County is a mutual savings bank, our members have elected the board of directors. Upon completion of the conversion, the directors of Branch County immediately prior to the conversion will continue to serve as directors of Branch County in stock form. The board of directors of Branch County in stock form will consist of eight directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because Monarch Community Bancorp will own all the issued and outstanding capital stock of Branch County following the conversion, the board of directors of Monarch Community Bancorp will elect the directors of Branch County.

       The following table sets forth certain information regarding the board of directors of Branch County.

Name	Age(1)	Positions Held With Branch County	Director Since	Term of Office Expires

Frank M. Tripp	69	Chairman of the Board	1973	2003
Stephen M. Ross	58	Director	1994	2003
Gordon L. Welch	55	Director	1986	2003
John R. Schroll	51	President and Chief Executive Officer and Director	1986	2004
Craig W. Dally	55	Director	1992	2004
Harold A. Adamson	61	Director	1988	2005
Lauren L. Bracy	67	Director	1991	2005
James R. Vozar	66	Director	1987	2005

_________________________

(1)   As of December 31, 2001.

       The business experience of each director for at least the past five years is set forth below.

       Frank M. Tripp. Mr. Tripp is presently retired. Prior to retiring in 1996, Mr. Tripp was President and Chief Executive Officer of SoMiCo, Inc., a wholesale heating and air conditioning supply company.

       Stephen M. Ross. Mr. Ross is the Senior Vice President for logistics and purchasing for the Hillsdale division of Eagle-Picher, Inc., an automotive supplier since 1987.

       Gordon L. Welch. Mr. Welch is the Economic Development Director for Utilicorp United, a publicly traded gas utility headquartered in Kansas City, Missouri. Prior to obtaining this position in February 2001, Mr. Welch was a sales representative for Utilicorp United.

       John R. Schroll. Mr. Schroll is the President and Chief Executive Officer of Branch County. Prior to becoming President and Chief Executive Officer in March 1986, Mr. Schroll held various positions with Branch County.

       Craig W. Dally. Mr. Dally is the Vice President, Treasurer and General Manager of Dally Tire Co., a retail and commercial tire reseller with over $1 million in sales located in Coldwater, Michigan. Mr. Dally has served in this capacity for over 20 years.

       Harold A. Adamson. Mr. Adamson was the Chief Executive Officer of Plastic Technology Center, a non-profit organization located in Angola, Indiana from 1995 through 2001. Mr. Adamson currently works as a business consultant.

       Lauren L. Bracy. Mr. Bracy is President and Chief Executive Officer of Bracy & Jahr, Inc., a masonry and building contractor firm located in Quincy, Michigan, and has served in that capacity for over 30 years.

       James R. Vozar. Mr. Vozar is the owner of the James R. Vozar Insurance Agency, located in Quincy, Michigan, since 1967.

Executive Officers Who Are Not Directors

       Each of our executive officers will retain his office following the conversion. Officers are elected annually by the board of directors of Branch County. The business experience for at least the past five years for each of the four executive officers of Branch County who do not serve as directors is set forth below.

       William C. Kurtz. Age 43. Mr. Kurtz has served as Senior Vice President since 2001 and Treasurer for Branch County since 1998. Prior to 1998, Mr. Kurtz held various positions with Branch County, including Controller and Vice President of Lending.

       Andrew J. Van Doren. Age 53. Mr. Van Doren is Vice President, Compliance Officer, Corporate Counsel and Secretary for Branch County. Prior to joining Branch County in October, 2001, Mr. Van Doren was a shareholder and director of Biringer, Hutchinson, Van Doren, Lillis & Bappert since 1983.

       Vicki L. Bassage. Age 39. Ms. Bassage is currently Vice President and Human Resources Manager for Branch County, and was the Secretary until 2002. She has been employed with Branch County since 1985.

       Thomas W. Morris. Age 61. Mr. Morris is a Vice President and lending manager of Branch County, a position he has held since July, 2000. Mr. Morris was Manager, Commercial Lending from 1997 through June, 2000.

Meetings and Committees of the Board of Directors

       Our board of directors meets monthly. During the year ended December 31, 2001, the board of directors held 12 meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which he served during this period. We currently have standing Executive, Audit and Salary Committees.

       The Executive Committee is comprised of Directors Tripp, Schroll, Vozar and Adamson. The Executive Committee meets on an as needed basis and exercises the power of the board of directors between board meetings, to the extent permitted by applicable law. This committee is responsible for implementing policy decisions. The Executive Committee did not meet in 2001.

       The Audit Committee is comprised of Directors Adamson, Dally and Ross and meets on an as needed basis. This committee did not meet in 2001. Rather, the full board has served the functions of the audit committee.

       The Salary Committee is comprised of Directors Bracy, Ross and Vozar. This committee meets annually or more often as needed and is responsible for reviewing all issues pertaining to executive compensation and for recommending changes to Branch County's employee benefit plans. This committee met three times in 2001.

Directors' Compensation

       Members of our board of directors receive an annual fee of $10,000. In addition, each director receives $300 for each board meeting attended and a fee not to exceed $300 for each special meeting and committee meeting attended. The Chairman of the board receives an additional $9,000 per year.

       In addition, we maintain a deferred compensation arrangement for directors which allows them the opportunity to defer all or a portion of their board fees and to receive income when they are no longer active directors. See Note 14 of the Notes to Consolidated Financial Statements. Deferred amounts earn interest equal to the bank's return on equity for the prior year, with a minimum of 5%.

Executive Compensation

       The following table sets forth the compensation paid to our Chief Executive Officer, for services rendered during the year ended December 31, 2001. No other executive officers of Branch County received salary and bonus in excess of $100,000 during 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation ($)(2)	Restricted Stock Award ($)(3)	Options (#)(3)	All Other Compen- sation

John R. Schroll, President and Chief Executive Officer	2001	$128,956(1)	$23,184	---	---	---	$16,468(4)

___________________

(1)	Includes director's fees of $13,600, which were deferred under Branch County's Deferred Compensation Plan.

(2)	Annual compensation does not include amounts attributable to other miscellaneous benefits received by Mr. Schroll. The cost to Branch County of providing these benefits did not exceed the lesser of $50,000 or 10% of Mr. Schroll's annual salary and bonus.

(3)	As a mutual institution, Branch County does not have any stock option or restricted stock plans. Branch County does, however, intend to adopt such plans following the conversion. See "- Benefits - Other Stock Benefit Plans."

(4)	Represents earnings under Branch County's Deferred Compensation Plan and contributions made to Branch County's 401(k) plan and defined benefit plan on behalf of Mr. Schroll as follows: $2,988, $6,941 and $6,539.

Benefits

       General. We currently provide health and welfare benefits to our employees, including hospitalization, comprehensive medical insurance, dental, vision, life, short term and long-term disability insurance, subject to certain deductibles and co-payments by employees. We also provide certain retirement benefits. See Note 14 of the Notes to Consolidated Financial Statements.

       Defined Benefit Pension Plan. We sponsor a defined benefit pension plan for our employees. Employees are eligible to participate in the pension plan following the completion of six months of service and attainment of 21 years of age. A participant must reach five years of service before attaining a vested interest in his or her retirement benefits, after which the participant is 100% vested. The pension plan is funded solely through contributions made by Branch County.

       The benefit provided to a participant at normal retirement age (generally age 65) is based on the average of the participant's annual W-2 compensation received for the highest consecutive five year period ("average annual compensation"). The annual benefit provided to a participant, without offset for the participant's anticipated Social Security benefit, who retires at age 65 is equal to 2% of average annual compensation, multiplied by the participant's years of credited service.

       The annual benefit provided to participants (i) at early retirement age (generally age 55) who elect to defer the payment of their benefits to normal retirement age, (ii) at early retirement age who elect to receive payment of their benefits prior to normal retirement age, or (iii) who postpone annual benefits beyond normal retirement age, are calculated basically the same as the benefits for normal retirement age. However, benefits that commence earlier or later than the participant's normal retirement age shall be actuarially adjusted as provided for in the pension plan. The pension plan also provides for death benefits.

       The following table sets forth, as of December 31, 2001, estimated annual pension benefits for individuals at age 65 payable in the form of a ten year certain and life annuity under the most advantageous plan provisions for various levels of compensation and years of service. The figures in this table are based upon the assumption that the pension plan continues in its present form and does not reflect offsets for Social Security benefits and does not reflect benefits payable under the ESOP. At December 31, 2001, the estimated years of credited service of Mr. Schroll was 20 years.

Pension Plan Table

Years of Credited Service

Remuneration	15	20	25	30

$100,000	$30,000	$40,000	$50,000	$ 60,000
$125,000	37,500	50,000	62,500	75,000
$150,000	45,000	60,000	75,000	90,000
$175,000	52,500	70,000	87,500	105,000

       401(k) Savings Plan. We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan").

All salaried employees who have attained age 21 and completed six months of continuous employment, during which they worked at least 500 hours, are eligible to participate.

       Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 15% of their annual salary. We match each contribution in an amount equal to 100% of the first 3% of the participant's salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 25% per year over a four year period commencing after one year of employment with Branch County. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment with Branch County.

       Participants may invest amounts contributed to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the Plan Administrator. Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf. Participants are permitted to borrow against their account balance in the 401(k) Plan. For the year ended December 31, 2001, Branch County's contribution to the 401(k) Plan on behalf of Mr. Schroll was $6,941.

       Deferred Compensation Plan We also maintain a deferred compensation plan for the benefit of our directors. The program allows an opportunity for directors to defer all or a portion of their director's fees into a non-qualified deferral program to supplement their retirement earnings. Under this program, we pay earnings equal to the greater of 5% or Branch County's return on average equity for the previous fiscal year. The amounts paid by Branch County under this program to Mr. Schroll are set forth in footnote 4, in the "Summary Compensation Table" above.

       Employee Stock Ownership Plan. We intend to adopt an employee stock ownership plan for employees of Monarch Community Bancorp and Branch County to become effective upon the conversion. Employees of Monarch Community Bancorp and Branch County who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

       As part of the conversion, it is anticipated that the employee stock ownership plan will borrow funds from Monarch Community Bancorp. The employee stock ownership plan will use these funds to purchase up to 8.0% of the common stock issued in the conversion. It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan. The loan to the employee stock ownership plan will be repaid principally from Branch County's contributions to the employee stock ownership plan over a period of ten years, and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the loan is expected to be the minimum rate prescribed by the Internal Revenue Code. Monarch Community Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Monarch Community Bancorp or upon the sale of treasury shares by Monarch Community Bancorp. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Monarch Community Bank. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

       Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants' accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount Monarch Community Bancorp might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service with Branch County prior to adoption of the employee stock ownership plan. In the case of a "change in control," as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Monarch Community Bancorp's contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

       [_____________________] will serve as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

       GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Monarch Community Bancorp's statement of financial condition. Since the employee stock ownership plan is borrowing from Monarch Community Bancorp, such obligation is not treated as a liability, but will be excluded from stockholders' equity. If the employee stock ownership plan purchases newly issued shares from Monarch Community Bancorp, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

       The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

       Other Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan and restricted stock plan will have reserved a number of shares equal to 10% and 4%, respectively, of the Monarch Community Bancorp common stock sold in the conversion. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that the plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding the plans. If a stock option plan and a restricted stock plan are approved, and effected, they will have a dilutive effect on our stockholders as well as affect Monarch Community Bancorp's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any stock option plan or restricted stock plan will not be implemented less than six months after the date of the completion of the conversion, subject to continuing Office of Thrift Supervision jurisdiction.

       Employment Agreement for Executive Officer. In connection with the conversion, Branch County intends to enter into a rolling two-year employment agreement with Mr. Schroll. Under the employment agreement, the initial salary level will be $119,000, and the agreement also provides for equitable participation by Mr. Schroll in Branch County's employee benefit plans. Mr. Schroll's salary may be increased at the discretion of the board of directors. The agreement may be terminated by Branch County at any time, by the executive if he is assigned duties inconsistent with his initial position, duties, responsibilities and status, or upon the occurrence of certain events specified by federal regulations. In the event that the executive's employment is terminated without cause or constructively terminated, Branch County would be required to honor the terms of the agreement through the expiration of the contract, including payment of then current cash compensation and continuation of employee benefits.

       The employment agreement also provides for a severance payment and other benefits if the executive is involuntarily terminated because of a change in control of Monarch Community Bancorp or Branch County. The agreement authorizes severance payments on a similar basis if the executive voluntarily terminates his employment following a change in control because he is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to the change in control.

       The maximum value of the severance benefits under the employment agreements is 2.99 times the executive's average annual W-2 compensation during the five calendar year period prior to the effective date of the change in control (base amount). Assuming that a change in control had occurred at January 1, 2002, Mr. Schroll would be entitled to a payment of $404,000. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are conditioned upon a change in control. Individuals receiving parachute payments in excess of three times of their base amount are subject to a 20% excise tax on the amount of the excess payments. If excess parachute payments are made, Monarch Community Bancorp and Branch County would not be entitled to deduct certain of the payments to the executive. The employment agreement provides that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

Loans and Other Transactions with Officers and Directors

       Branch County has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

       Loans to all directors and executive officers and their associates totaled approximately $912,000 at December 31, 2001, which was 5.9% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2001.

HOW WE ARE REGULATED

       Set forth below is a brief description of certain laws and regulations which are applicable to Monarch Community Bancorp and Branch County. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

       Legislation is introduced from time to time in the United States Congress that may affect the operations of Monarch Community Bancorp and Branch County. In addition, the regulations governing Monarch Community Bancorp and Branch County may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Monarch Community Bancorp or Branch County. No assurance can be given as to whether or in what form any such changes may occur.

General

       Branch County, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Branch County also is subject to regulation and examination by the FDIC, which insures the deposits of Branch County to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders. This regulatory oversight will continue to apply to Branch County following the reorganization.

       The Office of Thrift Supervision regularly examines Branch County and prepares reports for the consideration of our board of directors on any deficiencies that it may find in Branch

County's operations. The FDIC also has the authority to examine Branch County in its role as the administrator of the Savings Association Insurance Fund. Our relationship with our depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of Branch County's mortgage requirements. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Monarch Community Bancorp and Branch County and their operations.

Monarch Community Bancorp

       Pursuant to regulations of the Office of Thrift Supervision and the terms of Monarch Community Bancorp's Maryland charter, the purpose and powers of Monarch Community Bancorp are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

       If we fail the qualified thrift lender test, Monarch Community Bancorp must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for multiple thrift companies or their subsidiaries. In addition, within one year of such failure Monarch Community Bancorp must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple thrift holding company. See "- Qualified Thrift Lender Test."

Branch County

       The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Branch County to provide for higher general or specific loan loss reserves.

       The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Branch County and Monarch Community Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

       In addition, the investment, lending and branching authority of Branch County is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Branch County is in compliance with the noted restrictions.

       Branch County's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus on an unsecured basis. An additional amount may be lent, equal to 10% of unimpaired capital and surplus if the loan is fully secured by certain readily marketable collateral. At December 31, 2001, Branch County's lending limit under this restriction was $2.6 million. We are in compliance with the loans-to-one-borrower limitation.

       The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

       Branch County is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Regulatory Capital Requirements

       Federally insured savings institutions, such as Branch County, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

       The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related earnings. In addition, generally all intangible assets, other than a limited amount of purchased mortgage servicing rights, and certain other items, must be deducted from tangible capital for calculating compliance with the requirement. At December 31, 2001, Branch County had no intangible assets.

       At December 31, 2001, Branch County had tangible capital of $14.9 million, or 8.85% of adjusted total assets, which is approximately $12.4 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

       The capital standards also require leverage capital equal to at least 3.0% of adjusted total assets. Leverage capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized unless its supervisory condition is such as to allow it to maintain a 3.0% ratio. At December 31, 2001, Branch County had no intangibles which were subject to these tests.

       At December 31, 2001, Branch County had leverage capital equal to $14.9 million, or 8.85% of adjusted total assets, which is $9.8 million above the minimum requirement of 3.0% in effect on that date.

       The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of leverage capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as leverage capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of leverage capital. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At December 31, 2001, Branch County had general loan loss reserves in excess of 1.25% of risk-weighted assets, which required a deduction from risk-weighted assets.

       In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

       On December 31, 2001, Branch County had total risk-based capital of $16.4 million and risk-weighted assets of $121.0 million; or total capital of 13.54% of risk-weighted assets. This amount was $6.7 million above the 8.0% requirement in effect on that date.

       The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% leverage capital ratio, a 4% tangible capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions.

       As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

       Any savings institution that fails to comply with its capital plan or has leverage capital or tangible capital ratios of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized institution is also subject to the general enforcement authority of the Office of Thrift Supervision and the FDIC, including the appointment of a conservator or a receiver.

       The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

       The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Branch County may have a substantial adverse effect on its operations and profitability.

Limitations on Dividends and Other Capital Distributions

       Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

       Generally, savings institutions, such as Branch County, that before and after the proposed distribution remain well-capitalized, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Branch County may pay dividends in accordance with this general authority.

       Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

Liquidity

       All savings institutions, including Branch County, are required to maintain sufficient liquidity to ensure its safe and sound operation.

Qualified Thrift Lender Test

       All savings institutions, including Branch County, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At December 31, 2001, Branch County met the test and has always met the test since its effectiveness.

       Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Community Reinvestment Act

       Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Branch County, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Branch County. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due the heightened attention being given to the Community Reinvestment Act in the past few years, Branch County may be required to devote additional funds for investment and lending in its local community. Branch County was examined for Community Reinvestment Act compliance in October 1997, and received a rating of satisfactory.

Transactions with Affiliates

       Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of Branch County include Monarch Community Bancorp and any company which is under common control with Branch County. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

       There are restrictions on loans to directors, officers and controlling persons of a financial institution and their related interests. Among other things, loans must generally be made on terms substantially the same as for loans to unaffiliated individuals.

Federal Reserve System

       The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At December 31, 2001, Branch County was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the Office of Thrift Supervision. See "- Liquidity."

       Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

       Branch County is a member of the Federal Home Loan Bank of Indianapolis, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

       As a member, Branch County is required to purchase and maintain stock in the Federal Home Loan Bank of Indianapolis. At December 31, 2001, Branch County had $2.5 million in Federal Home Loan Bank stock, which was in compliance with this requirement.

TAXATION

Federal Taxation

       General. Monarch Community Bancorp and Branch County will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Monarch Community Bancorp or Branch County. Our federal income tax returns for the past three years are open to audit by the IRS. In our opinion, any examination of still open returns would not result in a deficiency which could have a material adverse effect on our financial condition. No returns are being audited by the IRS at this time.

       Following the conversion, we anticipate filing a consolidated federal income tax return with Branch County commencing with the first taxable year after completion of the conversion. Accordingly, we anticipate that any cash distributions made by Monarch Community Bancorp to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

       Method of Accounting. For federal income tax purposes, Branch County currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31, for filing its federal income tax return.

       Bad Debt Reserves. Prior to the Small Business Job Protection Act, Branch County was permitted to establish a reserve for bad debts under the percentage of taxable income method and to make annual additions to the reserve utilizing that method. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act, savings associations of Branch County's size may now use the experience method in computing bad debt deductions beginning with their 1996 Federal tax return. In addition, federal legislation requires Branch County to recapture, over a six year period, the excess of tax bad debt reserves at December 31, 1997 over those established as of the base year reserve balance as of December 31, 1987. The amount of such reserve subject to recapture as of December 31, 2001 for Branch County is $184,562.

       Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act, bad debt reserves created prior to the year ended December 31, 1997, were subject to recapture into taxable income should Branch County fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Branch County make certain non-dividend distributions or cease to maintain a thrift/bank charter.

       Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Branch County has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

       Corporate Dividends-Received Deduction. Monarch Community Bancorp may eliminate from its income dividends received from Branch County as a wholly owned subsidiary of Monarch Community Bancorp if it elects to file a consolidated return with Branch County. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

       The State of Michigan imposes a Single Business Tax ("SBT"), which is an annual value-added tax imposed on the privilege of doing business in the state. Every person with business activity in Michigan is subject to the tax. Most organizations exempt from federal income tax are also exempt from the SBT. The major components of the SBT base are compensation, depreciation and federal taxable income, increased by net operating losses, if any, utilized in arriving at federal taxable income. An investment tax credit is claimed for the acquisition of qualifying tangible assets physically located in Michigan. Effective January 1, 2001, the SBT rate is 2.0%. Legislation passed in 1999 eliminates the SBT over a 23 year period. The elimination of the SBT will be accomplished by an annual rate reduction of 0.1 percentage point beginning January 1, 1999 and on each January 1 after 1999.  Barring certain conditions, the SBT should be fully phased out as of January 1, 2021. The tax returns of Branch County for the past four years are open to audit by the Michigan taxation authorities. No returns are being audited by the Michigan taxation authority at the current time.

       Other applicable state taxes include generally applicable sales, use and real property taxes.

RESTRICTIONS ON ACQUISITION
OF MONARCH COMMUNITY BANCORP, INC. AND BRANCH COUNTY

       The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Monarch Community Bancorp, Branch County or their respective capital stock are described below. Also discussed are provisions in Monarch Community Bancorp's charter and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire Monarch Community Bancorp.

Federal Securities Law

       Monarch Community Bancorp has filed with the SEC a registration statement under the Securities Act, for the registration of Monarch Community Bancorp common stock to be issued pursuant to the conversion. Upon completion of the conversion, Monarch Community Bancorp common stock will be registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended. Monarch Community Bancorp will then be subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and other requirements under the Exchange Act, including periodic reports and quarterly and annual financial data.

       The registration under the Securities Act of shares of Monarch Community Bancorp common stock to be issued in the conversion does not cover the resale of these shares. Shares of Monarch Community Bancorp common stock purchased by persons who are not affiliates of Monarch Community Bancorp may be sold without registration. Shares purchased by an affiliate of Monarch Community Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act. If Monarch Community Bancorp meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of Monarch Community Bancorp who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of Monarch Community Bancorp or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Change in Control Restrictions

       The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

       For a period of three years following completion of the conversion, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Monarch Community Bancorp or Branch County without Office of Thrift Supervision approval.

Charter and Bylaws of Monarch Community Bancorp

       The following discussion is a summary of provisions of the charter and bylaws of Monarch Community Bancorp that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

       Directors. Provisions of Monarch Community Bancorp's charter and bylaws will impede changes in majority control of the board of directors. Monarch Community Bancorp's charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Monarch Community Bancorp's board. Monarch Community Bancorp's charter also provides that the size of the board of directors may be increased or decreased only by a majority vote of the whole board or by a vote of 80% of the shares eligible to be voted at a duly constituted meeting of stockholders called for this purpose. The bylaws also provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a majority vote of the directors then in office. A director so chosen will hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

       Our bylaws also place restrictions on those individuals that are qualified to be elected, or appointed to the board of directors. Individuals elected or appointed to the board must be employed or have their principal residence in any county in which Branch County had an office.

In addition, individuals are not eligible for election or appointment to the board of directors if they have attained the age of 72. Finally, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

       The charter provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

       Restrictions on Call of Special Meetings. The bylaws of Monarch Community Bancorp provides that a special meeting of stockholders may be called only through a resolution of the board of directors and only for business as directed by the board or through a written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

       Absence of Cumulative Voting. Monarch Community Bancorp's charter does not provide for cumulative voting rights in the election of directors.

       Authorization of Preferred Stock. The charter of Monarch Community Bancorp authorizes five million shares of serial preferred stock, $.01 par value. Monarch Community Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of these shares, including voting rights, which could be multiple or as a separate class, and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of Monarch Community Bancorp that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. If Monarch Community Bancorp issued any preferred stock which disparately reduced the voting rights of the common stock, the common stock could be required to be delisted from the Nasdaq System. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the board deems to be in the best interests of Monarch Community Bancorp and its stockholders.

       Classification of Capital Stock. In addition, Monarch Community Bancorp's charter authorizes the board of directors to classify or reclassify any unissued shares of capital stock into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of these shares. For example, the board of directors may reclassify any number of unissued shares of common stock as preferred stock without obtaining stockholder approval. The charter also provides by its terms that it may be amended by action of the board of directors without a stockholder vote to change the number of shares of authorized capital stock. No shares of Monarch Community Bancorp preferred stock will be outstanding immediately after the conversion.

       Limitation on Voting Rights. The charter of Monarch Community Bancorp provides that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This limitation would not stop any person from soliciting or voting proxies from other beneficial owners for more than 10% of the common stock. This includes shares beneficially owned by any affiliate of a person, shares which a person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which a person and his affiliates have or share investment or voting power. It does not include shares beneficially owned by directors, officers and employees of Branch County or Monarch Community Bancorp. This provision will be enforced by the board of directors to limit the voting rights of persons beneficially owning more than 10% of the stock and could be utilized in a proxy contest or other solicitation to defeat a proposal that is desired by a majority of the stockholders.

       Procedures for Business Combinations. Monarch Community Bancorp's charter requires that business combinations, including transactions initiated by management, between Monarch Community Bancorp, or any majority-owned subsidiary, and a 10% or more stockholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of Monarch Community Bancorp or (ii) involve consideration per share generally equal to that paid by the 10% stockholder when it acquired its block of stock. To the extent that a business combination is approved by a majority of the disinterested directors on the board, the business combination may only require approval of a majority of the total number of outstanding voting shares, voting as a single class, of Monarch Community Bancorp.

       It should be noted that, since the board and management intend to purchase approximately $1.4 million of the shares offered in the conversion and may control the voting of additional shares through the ESOP and proposed restricted stock plan and stock option plan, the board and management may be able to block the approval of combinations requiring an 80% vote even where a majority of the stockholders vote to approve these combinations.

       Evaluation of Certain Offers. Monarch Community Bancorp's charter provides that the board of directors, when evaluating any offer to merge with or acquire all of the assets of Monarch Community Bancorp, may give due consideration to all relevant factors, including, but not limited to:

(1)	the social and economic effect of acceptance of an offer on the Company's present and future customers and employees, as well as those of Branch County and the communities its serves;

(2)	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Monarch Community Bancorp;

(3)	whether a more favorable price could be obtained for Monarch Community Bancorp's stock or other securities in the future; and

(4)	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Monarch Community Bancorp and its subsidiaries.

       Amendments to the Charter and Bylaws. Amendments to Monarch Community Bancorp's charter must be approved by Monarch Community Bancorp's board of directors and also by a majority of the outstanding shares of Monarch Community Bancorp's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required for amendment of certain provisions, including provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; offers to acquire and acquisitions of control; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the charter.

       The bylaws may be amended by a majority vote of the board of directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

       Purpose and Takeover Defensive Effects of Monarch Community Bancorp's Charter and Bylaws. We believe that the provisions described above are prudent and will reduce Monarch Community Bancorp's vulnerability to takeover attempts and other transactions which have not been negotiated with and approved by the board of directors. These provisions will also assist us in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interest of Branch County and of Monarch Community Bancorp. Monarch Community Bancorp's board will be in the best position to determine the true value of Monarch Community Bancorp and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, we believe that it is in the best interests of Monarch Community Bancorp and its stockholders to encourage potential acquirors to negotiate directly with the board of directors of Monarch Community Bancorp and that these provisions will encourage these negotiations and discourage hostile takeover attempts. It is also our view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of Monarch Community Bancorp and which is in the best interests of all stockholders.

       Attempts to take over financial institutions and their holding companies have become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Monarch Community Bancorp and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Monarch Community Bancorp's assets.

       An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control, which could result from a tender offer or other takeover attempt, could result in Monarch Community Bancorp no longer being a reporting company with the SEC and therefore deprive Monarch Community Bancorp's remaining stockholders of the benefits of the disclosure requirements of the Federal securities laws.

       Despite our belief as to the benefits to stockholders of these provisions of Monarch Community Bancorp's charter and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Monarch Community Bancorp's board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in a transaction may not have an opportunity to do so. These provisions will also render the removal of Monarch Community Bancorp's board of directors and of management more difficult. Monarch Community Bancorp will enforce the voting limitation provisions of the charter in proxy solicitations and accordingly could utilize these provisions to defeat proposals that are favored by a majority of the stockholders. We, however, have concluded that the potential benefits outweigh the possible disadvantages.

       Pursuant to applicable law, at any annual or special meeting of stockholders after the conversion, Monarch Community Bancorp may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Maryland corporation. Monarch Community Bancorp does not presently intend to propose the adoption of further restrictions on the acquisition of Monarch Community Bancorp's equity securities.

Benefit Plans

       In addition to the provisions of Monarch Community Bancorp's charter and bylaws described above, benefit plans of Monarch Community Bancorp and Branch County adopted or which will be adopted in connection with the conversion contain provisions which also may discourage hostile takeover attempts which the board of directors of Branch County might conclude are not in the best interests of Monarch Community Bancorp and Branch County or Monarch Community Bancorp's stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Monarch Community Bancorp or Branch County, see "Management - Benefits."

DESCRIPTION OF CAPITAL STOCK OF
MONARCH COMMUNITY BANCORP, INC.

General

       Monarch Community Bancorp is authorized to issue twenty million shares of common stock having a par value of $0.01 per share and five million shares of preferred stock having a par value of $0.01 per share. Monarch Community Bancorp currently expects to issue up to a maximum of 1,725,000 shares of common stock, or 1,983,750 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the conversion. Each share of Monarch Community Bancorp's common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of conversion, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Monarch Community Bancorp's capital stock which we believe are material to an investment decision in the conversion.

       The common stock of Monarch Community Bancorp will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

       Distributions. Monarch Community Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Monarch Community Bancorp will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Monarch Community Bancorp out of funds legally available for this purpose. If Monarch Community Bancorp issues preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

       Voting Rights. Upon the effective date of the conversion, the holders of common stock of Monarch Community Bancorp will possess exclusive voting rights in Monarch Community Bancorp. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Therefore, directors will be elected by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and not be entitled to vote. See "Restrictions on Acquisition of Monarch Community Bancorp and Branch County." If Monarch Community Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

       Liquidation. In the event of any liquidation, dissolution or winding up of Branch County, Monarch Community Bancorp, as holder of Branch County's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Branch County, including all deposit accounts and accrued interest, all assets of Branch County available for distribution. In the event of liquidation, dissolution or winding up of Monarch Community Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Monarch Community Bancorp available for distribution. If preferred stock is issued, the holders may have a priority over the holders of the common stock in the event of liquidation or dissolution.

       Rights to Buy Additional Shares. Holders of the common stock of Monarch Community Bancorp will not be entitled to preemptive rights for any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Monarch Community Bancorp issues more shares in the future. Therefore, if additional shares are issued by Monarch Community Bancorp without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be diluted. The common stock is not subject to redemption.

Preferred Stock

       None of the shares of Monarch Community Bancorp's authorized preferred stock will be issued in the conversion. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in preventing an unfriendly takeover or attempted change in control. Monarch Community Bancorp has no present plans to issue preferred stock. If preferred stock is issued in the future, Monarch Community Bancorp will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Monarch Community Bancorp's independent directors who do not have an interest in the transaction and who have access, at Monarch Community Bancorp's expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for Monarch Community Bancorp common stock is [____________________________________].

EXPERTS

       Our consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been audited by Plante & Moran, LLP, independent auditors, as set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing.

       RP Financial has consented to the publication herein of the summary of its report to Branch County setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

       The legality of the common stock and the federal income tax consequences of the conversion have been passed upon for Branch County by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Branch County and Monarch Community Bancorp. The Michigan income tax consequences of the conversion have been passed upon for Branch County by Plante & Moran, LLP. Certain legal matters will be passed upon for Keefe by Muldoon Murphy & Faucette LLP, Washngton, D.C.

ADDITIONAL INFORMATION

       Monarch Community Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Monarch Community Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete; each statement is qualified by reference to the contract or document. Branch County also maintains a website http://www.bcfsl.com which contains information about Branch County.

       Branch County has filed an Application for Conversion and a Holding Company Application on Form H-(e)1 with the Office of Thrift Supervision with respect to the conversion. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the Office of Thrift Supervision located at 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.

       In connection with the conversion, Monarch Community Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon registration, Monarch Community Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Monarch Community Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

       A copy of the plan of conversion, the charter and bylaws of Monarch Community Bancorp and Branch County, respectively, are available without charge from Branch County. Requests for this information should be directed to: Stockholder Relations, Branch County Federal Savings and Loan, 375 North Willowbrook Road, Coldwater, Michigan 49036.

BRANCH COUNTY FEDERAL SAVINGS AND LOAN ASSOCIATION
OF COLDWATER AND SUBSIDIARY

       All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

       The financial statements of Monarch Community Bancorp have been omitted because Monarch Community Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Independent's Auditor's Report

To the Board of Directors
Branch County Federal Savings and Loan Association and Subsidiaries

       We have audited the accompanying consolidated balance sheet of Branch County Federal Savings and Loan Association and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, and cash flows for each year in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Branch County Federal Savings and Loan Association and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, LLP

January 25, 2002

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Balance Sheet

	December 31
	2001	2000

Assets
Cash and due from banks	$ 4, 277,193	$ 3,308,288
Federal Home Loan Bank overnight time and
other interest bearing deposits	12,035,285	10,253,510

Total cash and cash equivalents	16,312,478	13,561,798

Trading assets (Note 2)	257,980	239,485
Securities - Held to maturity (Note 3)	366,819	472,983
Other securities (Note 3)	2,551,664	2,470,684
Real estate investment - Limited partnership, at equity (Note 4)	1,500,000	-
Loans held for sale	-	865,716
Loans, net (Notes 5 and 15)	137,721,200	138,196,767
Accrued interest receivable	1,201,428	1,012,010
Foreclosed assets, net (Note 7)	2,436,692	1,303,632
Premises and equipment (Note 8)	4,928,046	5,177,697
Deferred income taxes (Note 11)	485,000	205,000
Other assets (Note 6)	922,842	568,071

Total assets	$168,684,149	$164,073,843

Liabilities and Equity

Liabilities
Deposits (Notes 9 and 15):
Noninterest-bearing	$ 1,862,806	$ 2,580,229
Interest-bearing	103,834,738	96,405,892

Total deposits	105,697,544	98,986,121

Federal Home Loan Bank advances (Note 10)	45,500,000	49,000,000
Accrued expenses and other liabilities	2,121,763	1,481,455

Total liabilities	153,319,307	149,467,576

Equity
Retained earnings - Substantially restricted (Note 13)	15,364,842	14,606,267

Total liabilities and equity	$168,684,149	$164,073,843

See Notes to Consolidated
 Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Statement of Retained Earnings

Balance - December 31, 1998	$12,135,409

Net income for the year ended December 31, 1999	1,134,312

Balance - December 31, 1999	13,269,721

Net income for the year ended December 31, 2000	1,336,546

Balance - December 31, 2000	14,606,267

Net income for the year ended December 31, 2001	758,575

Balance - December 31, 2001	$15,364,842

See Notes to Consolidated
Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Consolidated Statement of Cash Flows

	Year Ended December 31
	2001	2000	1999

Cash Flows from Operating Activities
Net income	$ 758,575	$ 1,336,546	$ 1,134,312
Adjustments to reconcile net income to net cash from
operating activities:
Depreciation	481,925	501,714	517,393
Provision for loan loss	1,038,547	245,000	180,000
Amortization	368,978	147,030	163,298
(Gain) loss on sale of foreclosed assets	1,127	(7,047)	(28,571)
Deferred income taxes	(280,000)	(60,000)	10,000
Mortgage loans originated for sale	(46,567,925)	(9,949,955)	(18,054,582)
Proceeds from sale of mortgage loans	48,117,124	9,754,730	20,069,530
Gain on sale of mortgage loans	(1,159,015)	(224,776)	(338,066)
(Gain) loss on reclassification of loans	(7,032)	(8,733)	50,325
(Gain) loss on sale of premises and equipment	4,526	(9,483)	(157,864)
Net change in:
Trading assets	(18,495)	702,140	(38,501)
Change in deferred loan fees	(155,260)	(74,724)	(24,930)
Accrued interest receivable	(189,418)	(173,958)	(74,274)
Other assets	(248,217)	26,708	(144,145)
Accrued expenses and other liabilities	640,308	326,616	155,123
Net cash provided by operating activities	2,785,748	2,531,808	3,419,048
Cash Flows from Investing Activities
Proceeds from maturities of securities	106,164	92,678	655,737
Activity in other securities:
Purchase of other securities	(80,980)	(201,000)	-
Proceeds from sale of other securities	-	-	1,322
Purchase of real estate investment - Limited partnership	(1,500,000)	-	-
Loan originations and principal collections, net	(2,643,563)	(13,294,377)	(13,718,564)
Proceeds from sale of foreclosed assets	1,108,688	786,993	814,352
Proceeds on sale of premises and equipment	750	11,000	296,231
Purchase of premises and equipment	(237,550)	(150,565)	(331,269)
Net cash used in investing activities	(3,246,491)	(12,755,271)	(12,282,191)
Cash Flows from Financing Activities
Net increase in deposits	6,711,423	2,896,916	461,596
Proceeds from FHLB advances	1,500,000	18,000,000	-
Repayment of FHLB advances	(5,000,000)	(7,000,000)	(4,000,000)
Net cash provided by (used in) financing activities	3,211,423	13,896,916	(3,538,404)
Net Increase (Decrease) in Cash and Cash Equivalents	2,750,680	3,673,453	(12,401,547)
Cash and Cash Equivalents - Beginning of year	13,561,798	9,888,345	22,289,892
Cash and Cash Equivalents - End of year	$ 16,312,478	$ 13,561,798	$ 9,888,345

See Notes to Consolidated
Financial Statements.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Branch County Federal Savings and Loan Association (the Association) and its wholly owned subsidiary Community Services Group, Incorporated. Also included are the accounts of First Insurance Agency, Incorporated, a wholly owned subsidiary of Community Services Group, Incorporated. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The accounting and reporting policies of the Association and its subsidiaries conform to accounting principles generally accepted in the United States. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Nature of Operations - The Association provides full-service commercial banking and consumer banking and provides other financial products and services through seven branch offices to the Michigan communities in Branch and Hillsdale counties.

Significant Group Concentrations of Credit Risk - Most of the Association's activities are with customers located within Michigan. Notes 2 and 3 discuss the types of securities the Association invests in. Note 5 discusses the types of lending that the Association engages in. The Association has a significant concentration of loans secured by residential real estate located in Branch and Hillsdale counties.

Cash and Cash Equivalents - For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and interest bearing deposits and overnight time deposits with the Federal Home Loan Bank.

Trading Activities - The Association engages in trading activities for its own account. Securities held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings. Quoted market prices are used to determine the fair value of trading instruments. Interest and dividends are included in net interest income.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans Held For Sale - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans - The Association grants mortgage, commercial and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures.

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Credit Related Financial Instruments - In the ordinary course of business, the Association has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Adoption of FAS 133 - On January 1, 2001, the Association adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The accounting for derivatives had no effect on the financial statements.

Foreclosed Assets - Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance, if any, are included in net expenses from foreclosed assets.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Classification - Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies (Continued)

Supplemental Cash Flow Information

	2001	2000	1999
Cash paid for:
Interest	$8,182,184	$7,382,631	$7,008,714
Income taxes	808,816	679,081	425,500

Noncash investing activities -
Loans transferred to real estate owned	2,242,875	1,350,370	1,082,381

Note 2 - Trading Activities

Trading assets, at fair value, consist of the following:
	2001	2000
Debt securities -
Mortgage-backed securities	$257,980	$239,485

Note 3 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Held-to-maturity securities:

2001
Mortgage-backed securities	$366,819	$2,389	$ -	$369,208

2000
Mortgage-backed securities	$472,983	$ -	$(2,353)	$470,630

The Mortgage-backed securities held at December 31, 2001 and 2000 have no stated contractual maturity date.

Other securities, consisting of restricted Federal Home Loan Bank stock, is recorded at cost, which approximates market value.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 4 - Real Estate Investment - Limited Partnership

In 2001, the Association acquired an interest in a limited partnership formed to construct and operate multi-family housing units. The Association accounts for the investment in the limited partnership using the equity method. The Association as an investor is able to exercise influence over operating and financial policies of the management through provisions of the partnership agreement that require the general partner to obtain approval of the limited partner for sixteen issues, including refinancing, incurrence of additional debt and acquisition or disposal of assets. At such time the project is sold, the limited partners will participate in the net proceeds. Under the terms of the limited partnership agreement, the Association has a total contribution of capital of $1,500,000 and is allocated tax losses and affordable housing federal income tax credits.

Condensed financial information for the investee partnership is summarized as of and for the year ended December 31, 2001 as follows:
2001
Balance Sheet:
Cash	$1,706,502
Note receivable	500,000
Development costs	4,881,931
Total assets	7,088,855
Accounts payable	334,617
Loans payable	6,055,333
Partners' equity	698,867

Operations -
Net income	-

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 5 - Loans

A summary of the balances of loans follows:

	2001	2000
Mortgage loans on real estate:
One-to-four family	$ 95,444,652	$ 96,706,887
Multi-family	245,322	259,658
Commercial	14,898,181	14,039,737
Construction or development	6,784,865	5,684,270
Total real estate loans	117,373,020	116,690,552

Consumer loans:
Automobile	3,286,605	4,001,726
Home equity	14,084,081	14,826,648
Mobile homes	1,557,121	1,902,553
Other	1,800,479	1,109,316
Total consumer loans	20,728,286	21,840,243

Commercial business loans	1,883,734	1,339,446
Subtotal	139,985,040	139,870,241

Less: Allowance for loan losses	1,682,762	857,495
Net deferred loan fees	563,028	718,288
Loans in process	18,050	97,220
Loans, net	$137,721,200	$138,197,238

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 5 - Loans (Continued)

An analysis of the allowance for loan losses follows:

	2001	2000	1999

Balance - Beginning of year	$ 857,495	$ 705,056	$562,049
Provision for loan losses	1,038,547	245,000	180,000
Loans charged-off	(321,765)	(115,254)	(73,967)
Recoveries of loans previously charged off	108,485	22,693	36,974

Balance - End of year	$1,682,762	$857,495	$705,056

The following is a summary of information pertaining to impaired loans:

	2001	2000

Impaired loans with a valuation allowance	$100,000	$ -

Valuation allowance related to impaired loans	$15, 000	$ -

	2001	2000	1999

Average investment in impaired loans	$75,000	$108,915	$14,000

No additional funds are committed to be advanced in connection with impaired loans.

During 1999, the Association reclassified loans totaling $3,261,933 from Loans Held for Sale to Mortgage Loans. The market value of these loans at the time of reclassification was $3,211,608 resulting in a loss of $50,325. During the years ended December 31, 2001 and 2000, $7,032 and $8,733, respectively, of the prior loss was recovered as borrowers repaid these loans.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 6 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $81,828,498 and $70,149,043 at December 31, 2001 and 2000, respectively.

The book value of capitalized servicing rights approximates fair market value.

The following summarizes mortgage servicing rights capitalized and amortized for the year ended December 31:

	2001	2000	1999

Mortgage servicing rights -Beginning	$325,762	$361,265	$321,373

Mortgage servicing rights capitalized	475,532	111,527	203,190
Mortgage servicing rights amortized	(368,978)	(147,030)	(163,298)

Mortgage servicing rights -Ending	$432,316	$325,762	$361,265

Note 7 - Foreclosed Assets

Real estate owned at December 31, 2001 and 2000 consisted of the following:

	2001	2000	1999

Real estate owned	$ 845,762	$ 580,099	$201,984
Real estate in judgment and
subject to redemption	1,590,930	723,533	531,224
Total	$2,436,692	$1,303,632	$733,208

Expenses applicable to foreclosed assets include the following:

	2001	2000	1999

Net loss (gain) on sales of real estate	$ -	$ (7,047)	$(28,571)
Operating expenses, net of rental income	157,953	77,865	38,926
Total	$157,953	$70,818	$ 10,355

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 8 - Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2001	2000

Land	$ 646,078	$ 646,078
Buildings and improvements	4,486,138	4,463,755
Furniture, fixtures and equipment	2,991,362	2,784,502

Total bank premises and equipment	8,123,578	7,894,335
Less accumulated depreciation and amortization	3,195,532	2,716,638

Net carrying amount	$4,928,046	$5,177,697

Note 9 - Deposits

The following is a summary of deposit accounts at December 31:

	2001	2000
Balances by account type:
Non-interest bearing accounts	$ 1,862,806	$ 2,580,229
Demand and NOW accounts	9,013,097	7,954,746
Money market	10,035,664	7,001,909
Passbook and statement savings	14,770,589	13,943,219
Total transactional accounts	35,682,156	31,480,103

Certificates of deposit:
$100,000 and over	19,213,046	13,115,655
Under $100,000	50,802,342	54,390,363
Total certificates of deposit	70,015,388	67,506,018

Total	$105,697,544	$98,986,121

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 9 - Deposits (Continued)

The remaining maturities of certificates of deposit outstanding at December 31, 2001 are as follows:

	Less than	Greater than
Year	$100,000	$100,000

2002	$33,346,649	$15,026,794
2003	7,540,072	1,437,275
2004	6,125,979	2,348,977
2005	1,287,493	200,000
2006	2,502,149	200,000
Thereafter	-	-

Total	$50,802,342	$19,213,046

Note 10 - Federal Home Loan Bank Advances

The Association has Federal Home Loan Bank advances of $45,500,000 at December 31, 2001 which mature through 2013. At December 31, 2001 and 2000, the interest rates on fixed rate advances ranged from 5.49 percent to 6.88 percent and from 5.49 percent to 8.20 percent, respectively. At December 31, 2001 and 2000, the weighted average interest rates were 6.15 percent and 6.36 percent, respectively.

The Association has provided a blanket pledge of all of the Association's residential mortgage loans and mortgage-backed securities as collateral for fixed rate debt.

The contractual maturities of advances as of December 31, 2001 are as follows:

2002	$ 7,000,000
2003	-
2004	-
2005	4,000,000
2006	4,000,000
2007 and after	30,500,000

Total	$45,500,000

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 11 - Income Taxes

Allocation of income taxes between current and deferred portions is as follows:

	2001	2000	1999

Current expense	$ 579,316	$809,581	$520,000
Deferred expense (recovery)	(280,000)	(60,000)	10,000

Total tax expense	$ 299,316	$749,581	$530,000

A reconciliation of the provision for income taxes from continuing operations to income taxes computed by applying the statutory United States federal tax rate to income before taxes is as follows:

	2001	2000	1999

Amount computed at statutory	$359,683	$709,283	$565,866
Increase (decrease) resulting:
Nondeductible expenses	3,298	3,248	3,192
Dividend received deduction	(14,301)	(22,505)	(13,155)
Other	(49,364)	59,555	(25,903)

Total tax expense	$299,316	$749,581	$530,000

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 11 - Income Taxes (Continued)

The components of the net deferred tax asset are as follows:

	2001	2000
Deferred tax assets:
Provision for loan losses	$509,388	$197,422
Net deferred loan fees	179,679	230,077
Deferred compensation	84,175	52,739
Accrued employee benefits	40,945	38,748
Other	41,886	25,559
Total deferred tax assets	856,073	544,545

Deferred tax liabilities:
Depreciation	59,862	70,050
Mortgage servicing rights	146,987	110,759
Original issue discount	163,614	155,518
Other	610	3,218
Total deferred tax liabilities	371,073	339,545
Net deferred tax asset	$485,000	$205,000

Note 12 - Off-Balance Sheet Activities

Credit Related Financial Instruments - The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Association's exposure to credit loss is represented by the contractual amount of these commitments. The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 12 - Off-Balance Sheet Activities (Continued)

At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount
	2001	2000

Commitments to grant loans	$1,340	$5,058
Unfunded commitments under lines of credit	8,047	5,303

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Association, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Association is committed.

Collateral Requirements - To reduce credit risk related to the use of credit related financial instruments, the Association might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Association's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment and real estate.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 13 - Regulatory Matters

The Association has qualified under a provision of the Internal Revenue Code which permits it to deduct from taxable income a provision for bad debts in excess of such provision charged to income in the consolidated financial statements. Accordingly, retained earnings at December 31, 2001 and 2000 includes approximately $1,592,000 for which no provision for federal income taxes has been made. Unrecognized deferred taxes on this amount is approximately $541,000. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates.

The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios, which are shown in the table below. Management believes, as of December 31, 2001 and 2000, that the Association has met all of the capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision (" OTS") categorized the Association as well capitalized, under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the Association's capital category.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 13 - Regulatory Matters (Continued)

					To be Well Capitalized
			For Capital Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2001:
Tangible capital	$14,880	8.85%	$2,523	1.50%	$5,046	3.00%
Leverage capital	14,880	8.85%	5,046	3.00%	8,409	5.00%
Risk-based capital	16,395	13.54%	9,685	8.00%	12,106	10.00%

As of December 31, 2000:
Tangible capital	14,401	8.77%	2,463	1.50%	4,925	3.00%
Leverage capital	14,401	8.77%	4,925	3.00%	8,209	5.00%
Risk-based capital	15,259	13.48%	9,056	8.00%	11,320	10.00%

Note 14 - Retirement Plans

The Association is part of a non-contributory, multiple-employer defined benefit pension plan covering substantially all employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. Because it is a multiple-employer plan, there is no separate valuation of plan benefits nor segregation of plan assets specifically for the Association. During 2001 and 2000, the Association recognized pension expense for this plan of $155,896 and $136,707, respectively.

The Association has a Defined Contribution Retirement plan for all eligible employees. The Association has a matching contribution agreement to match 100 percent of the first 5 percent of an employee's salary and 25 percent on the next 10 percent of an employee's salary. During 2001 and 2000, the Association recognized pension expense for this plan of $95,759 and $49,057, respectively.

The Association has a nonqualified deferred-compensation plan to provide retirement benefits to the Directors, at their option, in lieu of annual directors' fees and meetings fees. The value of benefits accrued to participants is $247,574 and $155,116 at December 31, 2001 and 2000, respectively. The expense for the plan was $92,458 and $82,656 for 2001 and 2000, respectively.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 15 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to approximately $912,000 and $885,000 at December 31, 2001 and December 31, 2000, respectively. During the year ended December 31, 2001, total principal additions were approximately $152,000 and total principal payments were approximately $125,000.

Deposits from related parties held by the Bank at December 31, 2001 and 2000 amounted to approximately $2,241,000 and $2,605,000, respectively.

Note 16 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Association's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Association.

The following methods and assumptions were used by the Association in estimating fair value disclosures for financial instruments:

Cash and Due from Banks - The carrying amounts of cash and short-term instruments approximate fair values.

Federal Home Loan Bank Overnight Time and Other Interest Bearing Deposits - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 16 - Fair Value of Financial Instruments (Continued)

Trading Assets - Fair values for trading account securities (including derivative financial instruments held or issued for trading purposes), which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain options and swaps where pricing models are used.

Securities - Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Mortgage Loans Held for Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans Receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e. g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e. g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities - The fair values disclosed for demand deposits (e. g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i. e., their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 16 - Fair Value of Financial Instruments (Continued)

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term Borrowings - The fair values of the Association's long-term borrowings are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Off-balance Sheet Instruments - Fair values for off-balance sheet, credit related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance sheet derivative financial instruments, for other than trading purposes, are based upon quoted market prices, except in the case of certain options and swaps where pricing models are used.

The estimated fair values, and related carrying or notional amounts, of the Association's financial instruments are as follows:

	2001		2000
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets:
Cash and cash equivalents	$ 16,312,478	$ 16,312,478	$ 13,561,798	$ 13,561,798
Trading assets	257,980	257,980	239,485	239,485
Securities - Held to maturity	366,819	369,208	472,983	470,630
Other securities	2,551,664	2,551,664	2,471,684	2,471,684
Real estate investment - Limited partnership, at equity	1,500,000	1,500,000	-	-
Loans held for sale	-	-	865,716	881,265
Net Loans and accrued interest receivable	138,922,628	148,964,905	139,208,777	145,855,168

Liabilities:
Federal Home Loan Bank advances	45,500,000	46,189,113	49,000,000	49,194,794
Deposits and accrued interest payable	106,002,902	106,599,432	100,607,303	100,680,145

Branch County Federal Savings and Loan Association
and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999

Note 17 - Condensed Subsidiary Financial Statements

Presented below are the condensed statements of financial condition and operations for the Association's wholly owned subsidiary, Community Services Group, Inc.

Condensed Statements of Financial Condition

	2001	2000
Assets
Cash	$395,994	$348,792
Investments	257,980	239,485
Other assets	31,814	23,509

Total assets	$685,788	$611,786

Liabilities and Equity
Accounts payable	$ 350	$ 3,940
Common stock	10,000	10,000
Retained earnings	675,438	597,846

Total liabilities and equity	$685,788	$611,786

Condensed Statements of Operations

	2001	2000
Operating Income -
Interest and dividend income	$80,906	$112,646
Operating Expense	3,315	2,649

Income before taxes	$77,591	$109,997

You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which an offer or solicitation would be unlawful. The affairs of Monarch Community Bancorp, Inc. or Branch County may change after the date of this document. Delivery of this document and the sale of shares made hereunder does not mean otherwise.
______________

UP TO 1,983,750 SHARES
TABLE OF CONTENTS

Summary
Risk Factors
Selected Financial and Other Data
Recent Developments
Monarch Community Bancorp, Inc.
Monarch Community Bank
How We Intend to Use the Proceeds
Market for the Common Stock
Our Policy Regarding Dividends
Pro Forma Data
Capitalization
Branch County Exceeds All Regulatory Capital Requirements
Branch County's Conversion
Proposed Purchases by Management
Consolidated Statements of Income
Management's Discussion and Analysis of Financial
   Condition and Results of Operations
Business of Monarch Community Bancorp, Inc.
Business of Branch County
Management
How We Are Regulated
Taxation
Restrictions on Acquisition of Monarch Community
   Bancorp, Inc. and Branch County
Description of Capital Stock of Monarch Community
   Bancorp, Inc.
Transfer Agent and Registrar
Experts
Legal and Tax Opinions
Additional Information
Index to Consolidated Financial Statements
Page 3 9 12 14 14 14 15 17 17 18 23 24 26 48 49 50 60 61 86 95 102 104 110 111 111 112 112 F-1

MONARCH COMMUNITY
BANCORP, INC.
(Proposed Holding Company for
Monarch Community Bank,
currently known as
Branch County Federal Savings
and Loan Association)

COMMON STOCK

______________

PROSPECTUS
______________

       Dealer Prospectus Delivery Obligation

        Until the later of ______ __, 2002 or 25 days after the commencement of the public offering, if any, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
KEEFE, BRUYETTE & WOODS, INC., _________ __, 2002

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

              Article 12 of Monarch Community Bancorp, Inc.'s Charter provides for indemnification of current and former directors and officers or individuals serving any other entity at the request of Monarch Community Bancorp, Inc., to the fullest extent required or permitted under Maryland law. In addition, Article 12 provides for the indemnification of other employees and agents to the extent authorized by the Board of Directors and permitted under Maryland law. Article 12 also provides Monarch Community Bancorp, Inc. with the authority to purchase insurance for indemnification purposes. The indemnification provisions set forth within Article 12 are non-exclusive in nature, however, Monarch Community Bancorp, Inc. shall not be liable for any payment under Article 12 to the extent that said person entitled to be indemnified has actually received payment under any insurance policy, agreement or otherwise of the amounts indemnifiable under Article 12.

              Section 2-418 of the General Corporation Law of the State of Maryland permits a corporation to indemnify a person against judgments, penalties, settlements and reasonable expenses unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with "active and deliberate dishonesty," (2) the person actually received an improper benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful.

              Maryland law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. Maryland law also provides that a person may not be indemnified in any proceeding alleging improper personal benefit to the person in which the person was found liable on the grounds that personal benefit was improperly received.

              Maryland law further provides that unless otherwise provided in the corporation's Charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. The Charter does not otherwise provide a bar against mandatory indemnification.

              Finally, Section 2-418 of the General Corporation Law also permits expenses incurred by a person in defending a proceeding to be paid by the corporation in advance of the final disposition of the proceeding upon the receipt of an undertaking by the director or officer to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against these expenses. The person seeking indemnification of expenses must affirm in writing that he or she believes in good faith that he or she has met the applicable standard for indemnification of expenses.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Monarch Community Bancorp, Inc.

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pursuant to the foregoing provisions, or otherwise, Monarch Community Bancorp, Inc. has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution

              Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

Counsel fees and expenses	$165,000
Accounting fees and expenses	95,000
Appraisal and business plan preparation fees and expenses	32,500
Conversion Agent fees and expenses	20,000
Underwriting fees(1) (including financial advisory fee and expenses)	194,000
Underwriter's counsel fees and expenses	42,500
Printing, postage and mailing	71,500
Registration and Filing Fees	10,500
Blue Sky fees and expenses	10,000
Stock transfer agent and certificates	15,000
Other expenses(1)	4,000
TOTAL	$660,000
__________________
(1) Based on maximum of Estimated Valuation Range.

Item 26. Recent Sales of Unregistered Securities

              The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Branch County Savings and Loan Association of Coldwater, pursuant to the Plan of Conversion (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 27. Exhibits and Financial Statement Schedules

              See the Exhibit Index filed as part of this Registration Statement.

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Item 28. Undertakings

              The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

	(i)	Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

	(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

	(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

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SIGNATURES

              In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Coldwater, State of Michigan, on March 27, 2002.

MONARCH COMMUNITY BANCORP, INC.

By:	/s/ John R. Schroll
John R. Schroll, President and Chief Executive Officer (Duly Authorized Representative)

              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears               constitutes and appoints John R. Schroll his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

              In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ John R. Schroll	/s/ Frank M. Tripp
John R. Schroll	Frank M. Tripp
President, Chief Executive Officer and Director	Chairman of the Board

March 27, 2002	March 27, 2002

/s/ Harold A. Adamson	/s/ Lauren L. Bracy
Harold A. Adamson	Lauren L. Bracy
Director and Vice Chairman of the Board	Director

March 27, 2002	March 27, 2002

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/s/ James R. Vozar	/s/ Stephen M. Ross
James R. Vozar	Stephen M. Ross
Director	Director

March 27, 2002	March 27, 2002

/s/ Gordon L. Welch	/s/ Craig W. Daly
Gordon L. Welch	Craig W. Daly
Director	Director

March 27, 2002	March 27, 2002

/s/ William C. Kurtz
William C. Kurtz
Senior Vice President, Treasurer and Controller (Principal Accounting Officer)

March 27, 2002

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EXHIBIT INDEX

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.
1.2	Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.
2.0	Plan of Conversion
3.1	Charter for Monarch Community Bancorp, Inc.
3.2	Bylaws of Monarch Community Bancorp, Inc.
4.0	Form of Stock Certificate of Monarch Community Bancorp, Inc.
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters
8.2	Opinion of Plante & Moran LLP re: State Tax Matters*
8.3	Letter of RP Financial, LC. re: Subscription Rights
10.1	Form of Employment Agreement with John R. Schroll
10.2	Employee Stock Ownership Plan
10.3	Letter Agreement regarding Appraisal Services
10.4	Letter Agreement regarding Business Plan
21.0	Subsidiaries of the Registrant
23.1	Consent of Silver, Freedman & Taff L.L.P. re: Legality (included in Exhibit 5.0)
23.2	Consent of Plante & Moran LLP
23.3	Consent of RP Financial, LC.
23.4	Consent of Plante & Moran LLP re: State Tax Matters (included in Exhibit 8.2)
24.0	Power of Attorney, included in signature pages
99.1	Appraisal Report of RP Financial, LC. (P)
99.2	Subscription Order Form and Instructions
99.3	Additional Solicitation Material

_____________________________
* To be filed by amendment
(P) Filed in paper format pursuant to continuing hardship exemption.

End.